SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH DECEMBER 08, 2006

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATE LAW
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	Date: September 30, 2006

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE 01131-2	2 - COMPANY’S NAME BRASIL TELECOM S.A.	3 - CNPJ - TAXPAYER REGISTER 76.535.764/0001-43
4 – NIRE 5.330.000.622.9

01.02 - ADDRESS OF COMPANY’S HEADQUARTERS

1 - FULL ADDRESS SIA/SUL - LOTE D - BL B - 1º ANDAR			2 - DISTRICT SIA
3 - ZIP CODE 71215-000	4 – MUNICIPALITY BRASILIA			5 - STATE DF
6 - AREA CODE 61	7 - TELEPHONE NUMBER 3415-1010	8 - TELEPHONE NUMBER 3415-1256	9 - TELEPHONE NUMBER 3415-1119	10 - TELEX
11 - AREA CODE 61	12 – FAX 3415-1593	13 - FAX 3415-1315	14 - FAX -
15 - E-MAIL ri@brasiltelecom.com.br

01.03 – INVESTOR RELATIONS OFFICER (Address for correspondence to Company)

1 – NAME CHARLES LAGANÁ PUTZ
2 – FULL ADDRESS SIA/SUL - LOTE D - BL A - 2º ANDAR			3 - DISTRICT SIA
4 - ZIP CODE 71215-000	5 – MUNICIPALITY BRASILIA			6 - STATE DF
7 - AREA CODE 61	8 - TELEPHONE NUMBER 3415-1010	9 - TELEPHONE NUMBER -	10 - TELEPHONE NUMBER -	11 - TELEX
12 - AREA CODE 61	13 – FAX 3415-1593	14 - FAX -	15 - FAX -
16 - E-MAIL cputz@brasiltelecom.com.br

01.04 - REFERENCE / INDEPENDENT ACCOUNTANT

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - ENDING	3 - QUARTER	4 - BEGINNING	5 - ENDING	6 - QUARTER	7 - BEGINNING	8 - ENDING
01/01/2006	12/31/2006	3	07/01/2006	09/30/2006	2	04/01/2006	06/30/2006
9 - INDEPENDENT ACCOUNTANT DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES					10 - CVM CODE 00385-9
11 - NAME TECHNICAL RESPONSIBLE MARCO ANTONIO BRANDAO SIMURRO					12 - CPF - TAXPAYER REGISTER 755.400.708-44

01.05 - COMPOSITION OF ISSUED CAPITAL

QUANTITY OF SHARES (IN THOUSANDS)	1 - CURRENT QUARTER 09/30/2006	2 - PRIOR QUARTER 06/30/2006	3 - SAME QUARTER OF PRIOR YEAR 09/30/2005
ISSUED CAPITAL
1 – COMMON	249,597,050	249,597,050	249,597,050
2 – PREFERRED	311,353,241	311,353,241	305,701,231
3 – TOTAL	560,950,291	560,950,291	555,298,281
TREASURY SHARES
4 – COMMON	0	0	0
5 – PREFERRED	13,678,100	13,678,100	13,679,382
6 – TOTAL	13,678,100	13,678,100	13,679,382

01.06 - COMPANY’S CHARACTERISTICS

1 - TYPE OF COMPANY COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
2 – SITUATION OPERATING
3 - TYPE OF CONTROLLING INTEREST NATIONAL PRIVATE
4 - ACTIVITY CODE 1130 – TELECOMMUNICATIONS
5 – MAIN ACTIVITY PROVIDING SWITCHED FIXED TELEPHONE SERVICE (STFC)
6 - TYPE OF CONSOLIDATED TOTAL
7 - TYPE OF INDEPENDENT ACCOUNTANTS’ REPORT UNQUALIFIED

01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – GENERAL TAXPAYERS’ REGISTER	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING PAYMENT	6 - TYPE OF SHARE	7 - VALUE OF THE DIVIDEND PER SHARE

01.09 - ISSUED CAPITAL AND CHANGES IN CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 - CAPITAL STOCK (In R$ thousand)	4 - VALUE OF CHANGE (In R$ thousand)	5 - ORIGIN OF ALTERATION	6 - QUANTITY OF ISSUED SHARES (Thousand)	7 - SHARE PRICE ON ISSUANCE DATE (In R$)
01	04/28/2006	3,470,758	34,970	Capital Reserve	5,652,010	0.0104400000

01.10 - INVESTOR RELATIONS OFFICER

1 – DATE 10/31/2006	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2006	4 - 06/30/2006
1	TOTAL ASSETS	14,438,786	13,991,135
1.01	CURRENT ASSETS	4,663,434	4,137,347
1.01.01	CASH AND CASH EQUIVALENTS	1,461,011	1,031,254
1.01.02	CREDITS	1,854,395	1,895,034
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	1,854,395	1,895,034
1.01.03	INVENTORIES	4,193	4,812
1.01.04	OTHER	1,343,835	1,206,247
1.01.04.01	LOANS AND FINANCING	8,126	7,647
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	864,410	835,124
1.01.04.03	JUDICIAL DEPOSITS	71,327	55,331
1.01.04.04	CONTRACTUAL RETENTIONS	92,156	91,439
1.01.04.05	TEMPORARY INVESTMENTS	197,027	106,539
1.01.04.06	OTHER ASSETS	110,789	110,167
1.02	LONG-TERM ASSETS	1,042,781	941,621
1.02.01	SUNDRY CREDITS	0	0
1.02.02	CREDITS WITH RELATED PARTIES	0	0
1.02.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.02.02	FROM SUBSIDIARIES	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,042,781	941,621
1.02.03.01	LOANS AND FINANCING	217	1,327
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	724,804	736,577
1.02.03.03	INCOME SECURITIES	748	678
1.02.03.04	JUDICIAL DEPOSITS	279,475	164,826
1.02.03.05	INVENTORIES	0	0
1.02.03.06	OTHER ASSETS	37,537	38,213
1.03	PERMANENT ASSETS	8,732,571	8,912,167
1.03.01	INVESTMENTS	2,684,262	2,586,101
1.03.01.01	ASSOCIATED COMPANIES	4	4
1.03.01.02	SUBSIDIARIES	2,567,266	2,463,548
1.03.01.03	OTHER INVESTMENTS	116,992	122,549
1.03.02	PROPERTY, PLANT AND EQUIPMENT	5,586,512	5,868,025
1.03.03	DEFERRED CHARGES	461,797	458,041

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2006	4 - 06/30/2006
2	TOTAL LIABILITIES	14,438,786	13,991,135
2.01	CURRENT LIABILITIES	3,922,825	4,263,025
2.01.01	LOANS AND FINANCING	1,036,100	986,957
2.01.02	DEBENTURES	70,569	593,190
2.01.03	SUPPLIERS	1,192,446	1,121,556
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	814,109	738,073
2.01.04.01	INDIRECT TAXES	715,709	713,101
2.01.04.02	TAXES ON INCOME	98,400	24,972
2.01.05	DIVIDENDS PAYABLE	263,003	268,637
2.01.06	PROVISIONS	197,795	162,811
2.01.06.01	PROVISIONS FOR CONTINGENCIES	152,938	117,675
2.01.06.02	PROVISIONS FOR PENSION PLAN	44,857	45,136
2.01.07	DEBTS WITH RELATED PARTIES	0	0
2.01.08	OTHER	348,803	391,801
2.01.08.01	PAYROLL AND SOCIAL CHARGES	83,880	75,566
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	92,241	121,665
2.01.08.03	EMPLOYEE PROFIT SHARING	51,455	33,888
2.01.08.04	LICENSE FOR OPERATING TELECOMS SERVICES	50,435	33,657
2.01.08.05	ADVANCES FROM CUSTOMERS	1,126	0
2.01.08.06	OTHER LIABILITIES	69,666	127,025
2.02	LONG-TERM LIABILITIES	5,076,471	4,353,401
2.02.01	LOANS AND FINANCING	2,115,952	2,453,754
2.02.02	DEBENTURES	1,580,000	500,000
2.02.03	PROVISIONS	1,180,096	1,100,138
2.02.03.01	PROVISIONS FOR CONTINGENCIES	522,150	427,378
2.02.03.02	PROVISIONS FOR PENSION PLAN	639,401	654,662
2.02.03.03	PROVISIONS FOR LOSSES WITH SUBSIDIARIES	18,545	18,098
2.02.04	DEBTS WITH RELATED PARTIES	0	0
2.02.05	OTHER	200,423	299,509
2.02.05.01	PAYROLL AND SOCIAL CHARGES	0	0
2.02.05.02	SUPPLIERS	21,358	22,049
2.02.05.03	INDIRECT TAXES	141,622	216,413
2.02.05.04	TAXES ON INCOME	22,085	18,807
2.02.05.05	ADVANCES FROM CUSTOMERS	4,581	5,480
2.02.05.06	OTHER LIABILITIES	2,803	28,786
2.02.05.07	FUNDS FOR CAPITALIZATION	7,974	7,974
2.03	DEFERRED INCOME	0	0
2.05	SHAREHOLDERS’ EQUITY	5,439,490	5,374,709
2.05.01	CAPITAL	3,470,758	3,470,758
2.05.02	CAPITAL RESERVES	1,327,927	1,327,927
2.05.02.01	GOODWILL ON SHARE SUBSCRIPTION	358,862	358,862

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2006	4 - 06/30/2006
2.05.02.02	SPECIAL GOODWILL ON THE MERGER	0	0
2.05.02.03	DONATIONS AND FISCAL INCENTIVES FOR INVESTMENTS	123,558	123,558
2.05.02.04	INTEREST ON WORKS IN PROGRESS	745,756	745,756
2.05.02.05	SPECIAL MONETARY CORRECTION-LAW 8200/91	31,287	31,287
2.05.02.06	OTHER CAPITAL RESERVES	68,464	68,464
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	287,672	287,672
2.05.04.01	LEGAL	287,672	287,672
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFIT RESERVES	0	0
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	353,133	288,352

03.01 - STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2006 TO 09/30/2006	4 - 01/01/2006 TO 09/30/2006	5 – 07/01/2005 TO 09/30/2005	6 - 01/01/2005 TO 09/30/2005
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	3,359,275	9,966,011	3,498,668	10,173,096
3.02	DEDUCTIONS FROM GROSS REVENUE	(1,047,429)	(3,122,954)	(1,079,383)	(3,052,234)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	2,311,846	6,843,057	2,419,285	7,120,862
3.04	COST OF GOODS AND/OR SERVICES SOLD	(1,352,451)	(4,174,350)	(1,449,369)	(4,305,960)
3.05	GROSS PROFIT	959,395	2,668,707	969,916	2,814,902
3.06	OPERATING EXPENSES/REVENUES	(810,907)	(2,561,095)	(950,923)	(2,807,766)
3.06.01	SELLING EXPENSES	(228,560)	(752,842)	(301,778)	(864,197)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(272,597)	(818,596)	(272,491)	(794,196)
3.06.03	FINANCIAL	(133,660)	(547,501)	(116,165)	(539,407)
3.06.03.01	FINANCIAL INCOME	99,287	303,072	144,519	542,120
3.06.03.02	FINANCIAL EXPENSES	(232,947)	(850,573)	(260,684)	(1,081,527)
3.06.04	OTHER OPERATING INCOME	80,221	364,869	98,590	250,719
3.06.05	OTHER OPERATING EXPENSES	(162,997)	(501,162)	(194,800)	(359,852)
3.06.06	EQUITY IN THE EARNINGS OF SUBSIDIARIES AND ASSOCIATED COMPANIES	(93,314)	(305,863)	(164,279)	(500,833)
3.07	OPERATING INCOME	148,488	107,612	18,993	7,136
3.08	NON-OPERATING INCOME	(7,880)	(26,864)	(36,590)	(107,371)
3.08.01	REVENUES	5,117	24,183	6,579	25,356
3.08.02	EXPENSES	(12,997)	(51,047)	(43,169)	(132,727)
3.09	INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	140,608	80,748	(17,597)	(100,235)
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(85,895)	(147,940)	(65,218)	(177,607)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY INTEREST/CONTRIBUTIONS	0	0	0	0
3.12.01	INTEREST	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0

03.01 - STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 – 07/01/2006 TO 09/30/2006	4 - 01/01/2006 TO 09/30/2006	5 – 07/01/2005 TO 09/30/2005	6 - 01/01/2005 TO 09/30/2005
3.13	REVERSAL OF INTEREST ON SHAREHOLDER’S EQUITY	0	245,000	0	240,100
3.15	INCOME (LOSS) FOR THE PERIOD	54,713	177,808	(82,815)	(37,742)
	NUMBER OF OUTSTANDING SHARES, EX-TREASURY (THOUSAND)	547,272,191	547,272,191	541,618,899	541,618,899
	EARNINGS PER SHARE	0.00010	0.00032
	LOSS PER SHARE			(0.00015)	(0.00007)

04.01 -NOTES TO THE FINANCIAL STATEMENTS

NOTES TO THE QUARTERLY INFORMATION AS OF 09/30/2006

(In thousands of Brazilian reais)

1. OPERATIONS

BRASIL TELECOM S.A. (“the Company”) is a concessionaire of the Switched Fixed Telephone Service (“STFC”) and operates in Region II of the General Concession Plan, covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, besides the Federal District. In this area of 2,859,375 square kilometers, which corresponds to 34% of the Brazilian territory, the Company renders since July 1998 the STFC in the modalities of local and intra-regional long distance.

With recognition of the prior fulfillment of the obligations for universalization stated in the General Plan of Universalization Goals (“PGMU”), required for December 31, 2003, the Company obtained from the National Agency for Telecommunications (“ANATEL”), on January 19, 2004, authorizations for the Company to exploit STFC in the following service modalities: (i) Local and Domestic Long Distance calls in Regions I and III and Sectors 20, 22 and 25 of Region II of the General Concession Plan (“PGO”); and (ii) International Long Distance calls in Regions I, II and III of PGO. As a result of these authorizations, the Company began to exploit the Domestic and International Long Distance Services in all Regions, starting on January 22, 2004. In the case of the Local Service in the new regions and PGO sectors, the service began to be rendered as from January 19, 2005.

The Company’s businesses, as well as the rendered services and the charged fees are regulated by ANATEL.

New concession agreements under the modalities of local and long distance services came into force as of January 1, 2006, effective until December 31, 2025. Additional information about these agreements is mentioned in Note 5.i.

Information related to the quality and universalization targets of the Switched Fixed Telephone Service are available to interested parties on ANATEL’s homepage, on the website www.anatel.gov.br.

The Company is a subsidiary of Brasil Telecom Participações S.A. (“BTP”), incorporated on May 22, 1998 as a result of the privatization of the Telebrás System.

The Company is registered at the Brazilian Securities and Exchange Commission (“CVM”) and at the U.S. Securities and Exchange Commission (“SEC”). Its shares are traded on the São Paulo Stock Exchange (“BOVESPA”), where it also integrates Level 1 of Corporate Governance, and trades its American Depositary Receipts (“ADRs”) on the New York Stock Exchange (“NYSE”).

Subsidiaries

a) 14 Brasil Telecom Celular S.A. (“BrT Celular”): a wholly-owned subsidiary which operates since the fourth quarter of 2004 to provide Personal Mobile Service (“SMP”), with authorization to render such services to the Region II of the PGO.

b) BrT Serviços de Internet S.A. (“BrTI”): a wholly-owned subsidiary which since 2002 provides Internet services and correlated activities.

BrTI, on the other hand, has the control of the following companies:

(i) BrT Cabos Submarinos Group

This group of companies operates through a system of submarine fiber optics cables, with connection points in the United States, Bermuda Islands, Venezuela and Brazil, allowing data traffic through packages of integrated services, offered to local and international corporate customers. It is comprised of the following companies:

  Brasil Telecom Cabos Submarinos do Brasil Ltda. (“BrT CSB”).

  Until August 1, 2006 BrTI held the control of Brasil Telecom Cabos Submarinos do Brasil (Holding) Ltda. (“BrT CSH”) and this company controlled BrT CSB. On the data mentioned, there was the merger of BrT CSH by BrT CSB.

  Brasil Telecom Subsea Cable Systems (Bermudas) Ltd. (“BrT SCS Bermuda”):

  Up to September 1, 2006, BrTI held a minority interest at BrT SCS Bermuda and the Company held the controlling power. On that date, the Company transferred to BrTI its interest in BrT SCS Bermuda, representing a capital increase at BrTI.

  On its turn, BrT SCS Bermuda holds the total shares of Brasil Telecom of America Inc. (“BrT of America) and of Brasil Telecom de Venezuela, S.A. (´BrT Venezuela”).
(ii) iBest Group

iBest Companies have their operations concentrated in providing dialup connection to the Internet, sale of advertising space for disclosure in its portal and value-added service with the availability of its Internet access accelerator. They are represented by the companies: iBest Holding Corporation, incorporated in Cayman Islands, and Freelance S.A., established in Brazil.

IG Companies

IG Companies have operations based on providing dialup access to the Internet, inclusively, its mobile internet portal related to mobile telephony in Brazil. They also render value-added services related to broadband access to its portal and web page hosting and other services in the Internet market.

On November 24, 2004, BrT SCS Bermuda acquired 63.0% of the total capital, and the resulting control of Internet Group (Cayman) Limited (“IG Cayman”), incorporated in the Cayman Islands. On July 26, 2005, BrT SCS Bermuda complemented the acquisition of additional 25.6% of IG Cayman’s total capital. On the quarter closing date, the interest held by BrT SCS Bermuda was 88.8% . IG Cayman is a holding which, in its turn, has the control of Internet Group do Brasil Ltda. (“IG Brasil”) and Central de Serviços Internet Ltda. (“CSI”), both established in Brazil.

Agência O Jornal da Internet Ltda (“Jornal Internet”).

BrTI holds thirty per cent interest in the capital stock of Jornal Internet, which aims at the commercialization of goods and services through the Internet, edition of daily newspapers or magazines, as well as the obtainment, generation and publication of news on selected facts. Seventy per cent of the capital stock of Jornal Internet is held by Caio Túlio Vieira Costa, executive vice-president of the Company’s subsidiaries related to internet businesses.

c) MTH Ventures do Brasil Ltda. (“MTH”): The Company holds 100% of the capital of MTH, a holding company which has 100% of the capital of Brasil Telecom Comunicação Multimídia Ltda. (“BrT Multimídia”).

BrT Multimídia is a service provider of private telecommunications network through optical fiber digital networks, of local scope in São Paulo, Rio de Janeiro and Belo Horizonte, and long distance network connecting these major metropolitan commercial centers. It also has an Internet solution center in São Paulo, which offers co-location, hosting and other value-added services.

d) Vant Telecomunicações S.A. (“VANT”): Corporation that the Company holds the total capital stock. VANT aims at the rendering of telecommunications services in general, especially multimedia communication services, execution of works, assemblies and installations in public and private environments referring to the implementation, operation and maintenance of networks and telecommunications systems, acquisition and onerous assignment of capabilities and means and other necessary supplementary activities, operating throughout Brazil, and is present in the main Brazilian state capitals.

e) Santa Bárbara dos Pinhais S.A. (“SB dos Pinhais”)

Company which was not operating on the quarter closing date. It aims at rendering services in general comprising, the management activities of real estate or assets, among others.

On August 1, 2006, the following companies, which were also not operating, were merger into SB dos Pinhais: Santa Bárbara dos Pampas S.A., Santa Bárbara do Cerrado S.A. and Santa Bárbara do Pantanal S.A.

Change in the Management

On July 27, 2005, the Extraordinary Shareholders’ Meeting dismissed from office the members of Brasil Telecom Participações S.A.’s Board of Directors connected with former manager Opportunity. At the Board of Directors Meeting held on August 25, 2005, a new Board of Executive Officers was elected, and the Technical Officer was maintained in his position.

At the Extraordinary Shareholders’ Meeting held on September 30, 2005, the Board of Directors’ members of the Company were dismissed from office and new members were elected. On the same date, the Board of Directors Meeting resolved to dismiss the Chairman and to elect new members for the Board of Executive Officers, and the Network Officer was reelected. Such resolutions were ratified by the Board of Directors of the Company at a meeting held on October 5, 2005.

The process to change the management of Brasil Telecom Participações S.A. and of the Company was litigious, according to various material facts published by the Company during 2005 and various lawsuits brought by the former manager, aiming at recovering the management of the Companies, which are still under progress.

Agreements as of April 28, 2005 under the Previous Management

On April 28, 2005, still under previous management, Brasil Telecom Participações S.A. and Brasil Telecom S.A. entered into various agreements involving the Opportunity Group and Telecom Italia (“April 28 Agreements”).

Among such agreements, Brasil Telecom S.A. and its subsidiary 14 Brasil Telecom Celular S.A. executed with TIM International N.V. (“TIMI”) and TIM Brasil Serviços e Participações S.A. (“TIMB”) an instrument named as “Merger Agreement” and a “Protocol” related thereto.

As mentioned in material facts published, the merger was forbidden by injunctions issued by the Brazilian and U.S. courts. It is also subject-matter of discussion under arbitration involving the controlling shareholders.

The current management of Brasil Telecom Participações S.A. and of the Company understands that the Merger Agreement, the respective Protocol, and other April 28 agreements, which included the waiver and transaction in lawsuits involving the Companies, were entered into with conflict of interests, breaching the laws and the Bylaws of the Companies, and also, in opposition to shareholders’ agreements and without the necessary corporate approvals. In addition, the actual management deems that such agreements are contrary to the best interest of the Companies, especially regarding its mobile telephony business.

TIMI and TIMB sent to the Company and to Brt Celular a correspondence dated as of May 2, 2006, terminating unilaterally the referred “Merger Agreement”, reserving supposed right for recovery damages. The arbitration is currently in progress.

2. PRESENTATION OF FINANCIAL STATEMENTS

Preparation Criteria

The financial statements have been prepared in accordance with accounting practices adopted in Brazil, in compliance with the Brazilian corporate law, rules of the Brazilian Securities and Exchange Commission (“CVM”) and rules applicable to telephony service concessionaires.

As the Company is registered with the SEC, it is subject to SEC’s standards, and it must prepare financial statements and other information by using criteria that comply with that agency’s requirements. To comply with these requirements and aiming at meeting the market’s information needs, the Company adopts, as a principle, the disclosure of information in both markets in their respective languages.

The notes to the financial statements are presented in thousands of reais, unless otherwise demonstrated. According to each situation, they present information related to the Company and the consolidated statements, identified as “PARENT COMPANY” and “CONSOLIDATED”, respectively. When the information is common to both situations, it is indicated as “PARENT COMPANY AND CONSOLIDATED”.

In compliance with the Resolution 489/05, of CVM, as from 2006 the amounts of judicial deposits linked to the provisions for contingencies are presented in a deductive way from the liabilities established. Aiming at providing a better comparison between the data presented in the quarterly information, an identical reclassification of balances belonging to 2005 was promoted, as well as of the amounts referring to the cash flow.

The accounting estimates were based on objective and subjective factors, based on management’s judgment to determine the appropriate amount to be recorded in the financial statements. Significant items subject to these estimates and assumptions include the residual amount of the fixed assets, allowance for doubtful accounts, inventories and deferred income tax and social contribution, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to benefits to employees. The settlement of transactions involving these estimates may result in significantly different amounts due to the inaccuracy inherent to the process of determining these amounts. Management reviews its estimates and assumptions at least quarterly.

Consolidated Financial Statements

The consolidation was made in accordance with CVM Instruction 247/96 and includes the Company and the companies listed in Note 1.

Some of the main consolidation procedures are:
  Elimination of balances of the asset and liability accounts among the consolidated companies, as well as revenue and expenses of transactions among them;

  Elimination of the balances of the investment accounts and corresponding investor’s shareholdings, reserves and accumulated results in the consolidated companies; and

  Segregation of the portions of shareholders’ equity and income belonging to minority shareholders, indicated in specific items.
Supplementary Information

The Company is presenting as supplementary information the statement of cash flows, which was prepared in accordance with Accounting Rules and Procedures - NPC 20 of the Brazilian Institute of Independent Auditors - IBRACON. The statement of cash flow is shown together with Note 17.

Report per Segment

The Company is presenting, supplementary to note 43, the report per business segment. A segment is an identifiable component of the company, intended for service rendering (business segment), or provision of products and services which are subject to risks and compensations which are different from those of other segments.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The criteria mentioned in this note refer to the practices adopted by the Company and its subsidiaries that are included in the consolidated balance sheet.

a. Cash and Cash Equivalents: Cash equivalents are temporary high-liquid investments, with immediate maturity. They are recorded at cost, plus income registered until the closing dates of the quarters, and do not exceed market value. Investment funds quotas are appreciated considering the quota values on September 30, 2006.

b. Trade Accounts Receivable: Receivables from users of telecommunications services are recorded at the amount of the fee or the service on the date the service is rendered. Accounts receivable from services include credits for services rendered and not billed until the closing dates of the quarters. Receivables resulting from sales of cell phones and accessories are recorded by the amount of sales made, at the moment in which the goods are delivered and accepted by the customer. The criterion adopted for making the allowance for doubtful accounts takes into account the calculation of the actual percentage of losses incurred on each range of accounts receivable. The historic percentages are applied to the current ranges of accounts receivable, also including accounts coming due and the portion of services rendered yet to be billed, thus composing the amount that could become a future loss, which is recorded as a provision.

c. Material Inventories: Stated at average acquisition cost, not exceeding replacement cost. Inventories are segregated into inventories for plant expansion and those for maintenance and in relation to consolidated statements, goods inventories for resale, mainly composed of cell phones, accessories and electronic cards - chips. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress), and inventories to be used in maintenance are classified as current and long-term assets, in accordance with the period in which they will be used, and the resale inventories are classified as current assets. Obsolete inventories are recorded as allowance for losses. With regard to cell phones and accessories, the subsidiary BrT Celular records adjustments, in the cases in which the acquisitions presented higher values, conforming them to the realization value.

d. Investments: Investments in subsidiaries are assessed using the equity method of accounting. Goodwill is calculated based on the expectation of future results and its amortization is based on the expected realization/timing over an estimated period of not more than ten years. Other investments are recorded at acquisition cost, less allowance for losses, when applicable. The investments resulting from income tax incentives are recognized on the date of investment, and result in shares of companies with tax incentives or investment fund quotas. In the period between the investment date and receipt of shares or quotas of funds, they remain recognized in long-term assets. The Company adopts the criterion of using the maximum percentage of tax allocation. These investments are periodically valued and the result of the comparison between its original and market costs, when the latter is lower, results in the constitution of allowances for probable losses.

e. Property, Plant and Equipment: Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges resulting from obligations for financing assets and construction in progress are capitalized.

The expenditures incurred, when they represent improvements (increase in installed capacity or useful life) are capitalized. Maintenance and repair expenditures are charged to the profit and losses accounts, on an accrual basis.

Depreciation is calculated under the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service. The main rates used are set forth in Note 28.

f. Deferred Charges: Segregated between deferred charges on amortization and formation. Their breakdown is shown in Note 29. Amortization is calculated under the straight-line method, for a five-year period, in accordance with the legislation in force. When benefits are not expected from an asset, it is written off against non-operating income.

g. Income and Social Contribution Taxes: Corporate income and social contribution taxes are accounted for on an accrual basis. These taxes levied on temporary differences, tax losses and the social contribution negative basis are recorded under assets or liabilities, as applicable, according to the assumption of realization or future demand, within the parameters set forth in CVM Instruction 371/02.

h. Loans and Financing: These are restated by monetary and/or exchange variations and interest incurred until the quarter closing date. Equal restatement is applied to the guarantee contracts to hedge the debt.

i. Provision for Contingencies: The contingency provisions are made based on a survey of the respective risks and they are quantified according to economic grounds and legal opinions on the contingency proceedings and facts known on the quarter closing date. The basis and nature of the provisions are described in Note 7.

j. Revenue Recognition: Revenues from services rendered are recognized when provided. Local and long distance calls are charged based on time measurement according to the legislation in force. Revenues from sales of payphone cards (Public Use Telephony - TUP), cell phones and accessories are recorded when delivered and accepted by the clients. For prepaid services linked to mobile telephony, the revenue is recognized in accordance with the utilization of services. Revenue is not recognized if there is a significant uncertainty in its realization.

k. Recognition of Expenses: Expenses are recognized on an accrual basis, considering their relation with revenue realization. Expenses related to future periods are deferred.

l. Financial Income (Expense), Net: Financial income is recognized on an accrual basis and comprises interest earned on overdue accounts settled after the term, gains on financial investments and hedges. Financial expenses comprise interest incurred and other charges on loans, financing and other financial transactions.

Interest on shareholders’ equity, when credited, is included in the financial expenses balance, and for financial statement presentation purposes, the amounts are reversed to profit and loss accounts and reclassified as a deduction of retained earnings, in the shareholders’ equity.

m. Benefits to Employees: Private pension plans and other retirement benefits sponsored by the Company and its subsidiaries for their employees are managed under three foundations. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis. As of December 31, 2001, the Company recorded its actuarial deficit on the balance sheet date against shareholders’ equity, excluding the corresponding tax effects. As from 2002, as new actuarial revaluations show the necessity for adjustments to the provision, they are recognized in the profit and loss accounts. Additional information on private pension plans is described in Note 6.

n. Profit Sharing: The provision for employees and management profit sharing is recognized on an accrual basis, being accounted as operating expense. The calculation of the amount, which is paid in the subsequent year after the provision is recognized, is based on the target program established with the labor union, by means of collective labor agreement, in accordance with Law 10,101/00 and the Company’s Bylaws.

o. Earnings or losses per thousand shares: Calculated based on the number of shares outstanding on the quarter closing date, which comprises the total number of shares issued, minus shares held in treasury.

4. RELATED-PARTIES TRANSACTIONS

Related parties transactions refer to operations with Brasil Telecom Participações S.A., the Company’s parent company, and with the subsidiaries mentioned in Note 1.

Operations between related parties and the Company are carried out under regular market prices and conditions. The main transactions are:

Brasil Telecom Participações S.A.

Loans with the Parent Company: Liabilities arose from the spin-off of Telebrás and are indexed to exchange variation, plus interest of 1.75% per year, amounting to R$47,981 (R$51,169 as of 06/30/06). The financial gain recognized against the result in the quarter, due to the drop of the U.S. dollar was R$3,443 (R$10,477 of financial gain in 2005, in view of the fall of the U.S. dollar).

Debentures: On July 27, 2006, the Company settled the debt balance of its private debentures with the Parent Company. Total amount paid was R$556,911 (R$553,202 was the balance on 06/30/06). Charges recognized in the period, up to settlement date, were of R$44,203 (R$111,754 in 2005).

Sureties and Guarantees: (i) The Parent Company renders sureties as guarantee of loans and financings owed by the Company to the lending financial institutions. Up to the quarter closing date, referring to the guarantee benefit, the Company recorded expenses in favor of the Parent Company at the amount of R$2,442 (R$3,134 in 2005); and (ii) the Parent Company renders surety for the Company related to the contracting of insurance policies, guarantee of contractual liabilities (GOC), which amounted to R$220,305 (R$217,142 in 2005). In the quarter, in return to such surety, the Company registered an operating expense of R$198 (R$195 in 2005).

Revenues and Accounts Payable: arising from transactions related to share of resources. The balance payable is R$1,819 (R$439 payable on 06/30/06) and the amounts recorded in income in the quarter comprises operating revenues of R$337 (R$3,244 in 2005).

BrT Serviços de Internet S.A.

Advances for Future Capital Increase (AFAC): the amount existing as AFAC granted is R$6,695.

Amounts Receivable, Revenues and Expenses: arising from transactions related to the use of facilities, logistic support and telecommunications services. The balance receivable is R$2,185 (R$2,150 receivable on 06/30/06). The amounts recorded in income in the quarter represented R$19,359 of the operating revenues (R$48,978 in 2005) and R$17,649 of operating expenses (R$128,121 in 2005).

14 Brasil Telecom Celular S.A.

Amounts Payable, Revenues and Expenses: arising from transactions related to the use of facilities, logistics support and telecommunications services. The balance payable is R$12,915 (R$12,698 payable on 06/30/06). The amounts recorded in income in the quarter represented R$142,273 of the operating revenues (R$123,004 in 2005) and R$266,939 of operating expenses (R$161,602 in 2005).

Vant Telecomunicações S.A.

Accounts Receivable, Revenues and Expenses: arising from transactions related to telecommunications services and acquisition of property, plant and equipment. The balance receivable is R$1,764 (R$3,080 payable on 06/30/06) and the amounts recorded in income in the quarter represented R$4,240 of operating revenues (R$822 in 2005) and R$1,458 of operating expenses (R$1,306 in 2005).

Advances for Future Capital Increase (AFAC): the amount existing as AFAC granted is R$1,650.

BrT SCS Bermuda

Amounts Receivable and Revenues: arising from transactions related to telecommunications services. The balance receivable is R$276 (R$2,902 receivable on 06/30/06). The amounts recorded in income in the quarter represented R$123 of operating revenues. In the first quarter of 2005 a financial revenue of R$189 was recorded, resulting from a loan agreement released in the same period.

BrT of America

Amounts Payable, Revenues and Expenses: resulting from transactions related to telecommunications services, the payable balance amount is R$ 1,250 (R$614 payable on 06/30/06). The amounts recorded in income in the quarter represented R$73 of operating revenues and R$5,115 of operating expenses.

BrT CSB

Amounts Payable and Expenses: resulting from transactions related to telecommunications services, the payable balance amount is R$4,923 (R$2,742 payable on 06/30/06). The amounts recorded in income in the quarter are represented by operating expenses of R$21,843.

Freelance S.A.

Amounts Payable, Revenues and Expenses: arising from transactions related to the use of telecommunications services. The payable balance amounts is R$2,669 (R$4,123 payable on 06/30/06). The amounts recorded in income in the quarter represented R$3,550 of operating revenues (R$947 in 2005) and R$9,781 of operating expenses.

IG Brasil

Amounts Receivable, Revenues and Expenses: arising from transactions related to the use of telecommunications services. The balance receivable is R$1,364 (R$305 receivable on 06/30/06). The amounts recorded in income in the quarter are represented by R$1,455 of operating revenues (R$8,199 in 2005) and operating expenses R$1,409.

BrT Multimídia

Amounts Payable, Revenues and Expenses: arising from transactions related to telecommunications services. The balance payable is R$528 (R$2,731 payable on 06/30/06). The amounts recorded in income in the quarter represented operating revenues of R$609 (R$68 in 2005) and operating expenses of R$12,768 (R$49,699 in 2005).

Other Related Parties Transactions

Due to the existence of common partners in the control chain of the Company and the companies mentioned below, the operations among them may be classified, pursuant to CVM Resolution 26/86, as “related-parties transactions”.

Telemig Celular

The Company and Telemig Celular maintain agreements concerning the operation of telecommunications services, comprising CSP 14 – Operator Selection Code, infrastructure rental and co-billing agreements. The amount payable, resulting from these contracts and agreements is R$5,778 (R$4,393 on 06/30/06). The amounts recorded in income in the quarter are represented by operating expenses of R$30,997 (R$45,909 in 2005) and operating revenues of R$47 (R$154 in 2005).

Amazônia Celular

The Company and Amazônia Celular maintain an agreement concerning operation of telecommunications services, comprising CSP 14 – Operator Selection Code and co-billing agreements. The amount payable, resulting from these contracts and agreements is R$1,292 (R$1,403 on 06/30/06). The amounts recorded in income in the quarter are represented by operating expenses of R$10,005 (R$9,995 in 2005).

TIM Celular

The Company and TIM’s cell phone companies maintain agreements concerning the operation of telecommunications services, comprising lease of means and co-billing agreements, as well as relationships resulting from CSP. The amount payable, resulting from these transactions is R$135,235 (R$60,488 on 06/30/06). The amounts recorded in income in the quarter are represented by operating revenues of R$104,728 (R$72,825 in 2005) and operating expenses of R$392,924 (R$216,967 in 2005).

5. MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALYSIS

The Company and its subsidiaries assessed the book value of its assets and liabilities as compared to market or realizable values (fair value), based on information available and evaluation methodologies applicable to each case. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each case. Accordingly, the estimates presented may not necessarily indicate the amounts, which can be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have material effect on the obtained amounts. The selection of assets and liabilities presented in this note took place based on their materiality. Instruments whose values approximate their fair values, for example cash and cash equivalents, accounts receivable, assets and liabilities of taxes, pension funds, among others, and whose risk assessment is not significant, are not mentioned.

In accordance with their natures, the financial instruments may involve known or unknown risks, and the potential of such risks is important for the best judgment. Thus, there may be risks with or without guarantees, depending on circumstantial or legal aspects. Among the principal market risk factors which can affect the Company’s business are the following:

a. Credit Risk

The majority of services provided by Brasil Telecom S.A. are related to the Concession Agreement, and a significant portion of these services is subject to the determination of fees by the regulatory agency. The credit policy, in its turn, in case of telecommunications public services, is subject to legal standards established by the concession authority. The risk exists since the Company may incur losses arising from the difficulty in receiving amounts billed to its customers. The Company’s default in the quarter was 2.54% (2.51% in 2005), taking into account the accounts receivable total losses in relation to gross revenue. For the Consolidated it was 2.60% (2.68% in 2005). By means of internal controls, the level of accounts receivable is constantly monitored, thus limiting the risk of past due accounts by cutting the access to the service (out phone traffic) if the bill is overdue for over 30 days. Exceptions are made for telephone services, which should be maintained for national security or defense.

The Company operates in co-billing, concerning long distance calls with the use of its CSP (Operator Selection Code) originated by subscribers of other fixed and mobile telephony operators. The co-billing accounts receivable are managed by these operators, based on the operational agreements entered into with them and according to the rules set forth by ANATEL. The blocking rules set forth by the regulating agency are the same for the fixed and mobile telephony companies, which are co-billing suppliers. The Company separately controls receivables of this nature and maintains an allowance for losses that may occur, due to the risks of not receiving such amounts.

In respect to mobile telephony, credit risk in cell phones sales and in service rendering in the postpaid category is minimized with the adoption of a credit pre-analysis. Still in relation to postpaid service, whose customer base at the end of the quarter was 31% of total portfolio (32.4% on 06/30/06), the accounts receivable are also monitored in order to limit default and the block is made to the service (out of phone traffic) if the bill is overdue for over fifteen days.

b. Exchange Rate Risk

Liabilities

The Company has loans and financing contracted in foreign currency. The risk related to these liabilities arises from possible exchange rate fluctuations, which may increase these liabilities balances. Consolidated loans subject to this risk represent approximately 20.5% (23.6% on 06/30/06) of the total liabilities of consolidated loans and financing, minus the contracted hedge balances. In order to minimize this kind of risk, the Company has been entering into exchange hedge agreements with financial institutions. Of the debt installment consolidated in foreign currency, 40.2% (54.7% on 06/30/06) is covered by hedge operations and financial investments in foreign currency, resulting in an effective exposition of 16.1% (13.8% on 06/30/2006). Unrealized positive or negative effects of these operations are recorded in the profit and loss as gain or loss. Until the end of the quarter, the negative adjustments of these operations amounted to R$107,876 (R$245,302 of negative adjustments in 2005).

Net exposure as per book and market values, at the exchange rate risk prevailing on the quarter closing date, is as follows:

PARENT COMPANY
	09/30/06		06/30/06
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans and Financing	889,563	944,314	961,922	987,833
Hedge Contracts	369,886	366,976	380,746	377,130
Total	1,259,449	1,311,290	1,342,668	1,364,963
Current	184,594	185,104	198,712	199,750
Long-term	1,074,855	1,126,186	1,143,956	1,165,213

CONSOLIDATED
	09/30/06		06/30/06
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans and Financing	911,196	965,947	983,457	1,009,368
Hedge Contracts	369,886	366,976	380,746	377,130
Total	1,281,082	1,332,923	1,364,203	1,386,498
Current	184,594	185,104	198,712	199,750
Long-term	1,096,488	1,147,819	1,165,491	1,186,748

The method used for calculation of market value (fair value) of loans and financing in foreign currency and hedge instruments was future cash flows associated to each contracted instruments, minus the market rates in force in the quarter closing date.

c. Interest Rate Risk

Assets

The Company has loans granted to the phone directory company, with interest indexed to the IGP-DI (a national index price), as well as loans resulting from the sale of property, plant and equipment to other telephony companies, remunerated by IPA-OG/Industrial Products of Column 27 (FGV). The Company also has Bank Deposit Certificates (CDBs) with Banco de Brasília S.A. related to the guarantee to tax incentive granted by the Federal District Government under a program called Programa de Promoção do Desenvolvimento Econômico e Sustentável do Distrito Federal – PRO-DF, (Program to Promote the Economic and Sustained Development of the Federal District), and the remuneration of these securities is equivalent to 95% of the SELIC rate.

These assets are represented in the balance sheet as follows:

PARENT COMPANY	CONSOLIDATED
	Book and Market Value		Book and Market Value
	09/30/06	06/30/06	09/30/06	06/30/06
Assets
Loans subject to:
IGP-DI	7,917	7,819	7,956	7,875
IPA-OG Column 27 (FGV)	426	1,155	426	1,155
Securities subject to:
SELIC rate	748	678	3,167	2,915
Total	9,091	9,652	11,549	11,945
Current	8,126	7,647	8,165	7,703
Long-term	965	2,005	3,384	4,242

Liabilities

Brasil Telecom S.A. has loans and financing contracted in local currency subject to interest rates linked to indexing units TJLP, UMBNDES, CDI, IGP-M and IGP/DI. The inherent risk in these liabilities arises from possible variations in these rates. The Company has contracted derivative hedge contracts to 17.2% (18.7% on 06/30/06) of the liabilities subject to the UMBNDES rate, using exchange rate swap contracts. However, the other market rates are continually monitored to evaluate the need to contract derivatives to protect against the risk of volatility of these rates. The positive or negative effects unrealized in these operations are recorded in results as gain or loss. In the current year, until the quarter closing, the negative accumulated change of the hedge agreements amounted to R$8,681 (R$14,692 of negative change in 2005).

In addition to the loans and financing, the Company issued public debentures, non-convertible or exchangeable for shares. These liabilities were contracted at interest rates linked to the CDI, and the risk associated to this liability results from the possible increase of the rate.

The above mentioned liabilities on the quarter closing date are as follows:

PARENT COMPANY
	09/30/06		06/30/06
	Book Value	Market Value	Book Value	Market Value
Liabilities
Debentures – CDI	1,650,569	1,652,020	1,790,783	1,792,032
Loans subject to TJLP	1,612,839	1,613,695	1,093,190	1,095,566
Loans subject to UMBNDES	207,949	208,155	229,405	229,653
Hedge on Loans subject to UMBNDES	27,021	25,502	32,290	30,034
Loans subject to IGPM	907	907	2,567	2,567
Loans subject to IGP/DI	5,767	5,767	4,207	4,207
Other loans	38,120	38,120	38,791	38,791
Total	3,543,172	3,544,166	3,191,233	3,192,850
Current	922,075	921,909	1,381,435	1,376,095
Long-term	2,621,097	2,622,257	1,809,798	1,816,755

CONSOLIDATED
	09/30/06		06/30/06
	Book Value	Market Value	Book Value	Market Value
Liabilities
Debentures – CDI	1,650,569	1,652,020	1,790,783	1,792,032
Loans subject to TJLP	1,612,839	1,613,695	1,093,190	1,095,566
Loans subject to UMBNDES	207,949	208,155	229,405	229,653
Hedge on Loans subject to UMBNDES	27,021	25,502	32,290	30,034
Loans subject to IGPM	907	907	2,567	2,567
Loans subject to IGP/DI	24,012	24,012	22,050	22,050
Other loans	38,120	38,120	38,791	38,791
Total	3,561,417	3,562,411	3,209,076	3,210,693
Current	922,393	922,227	1,381,639	1,376,300
Long-term	2,639,024	2,640,184	1,827,437	1,834,393

Book value is equivalent to market values where the current contractual conditions for these types of financial instruments are similar to those in which they were originated or they did not present parameters for quotation or contraction.

d. Risk of Not Linking Monetary Restatement Indexes of Loans and Financing to Accounts Receivable

Loan and financing rates contracted by the Company are not linked to amounts of accounts receivable. Thus, a risk arises, since telephony fees adjustments do not necessarily follow increases in local interest rates, which affect the Company’s debts.

e. Contingency Risks

Contingency risks are assessed according to loss hypotheses, as probable, possible or remote. Contingencies considered probable risks are recorded as liabilities. Details of these risks are presented in Note 7.

f. Risks Related to Investments

The Company has investments, which are assessed through the equity method of accounting and the acquisition cost. The investments assessed by the equity method of accounting are presented in Note 27, for which no market value exists, as they are represented by non-listed companies or private limited companies. Provisions are recorded for losses when the future cash flows expected from an investment lead to loss expectations.

On the quarter closing date, an allowance for losses was recorded at the amount of R$18,545 (R$18,098 on 06/30/06) related to VANT’s unsecured liability.

The investments assessed at acquisition cost are immaterial in relation to total assets. Their associated risks would not cause significant impacts to the Company in case of loss of part of these investments.

g. Financial Investments Risks

The company has temporary high-liquid investments in exclusive financial investment funds (FIFs), whose assets comprise federal securities based on post-fixed, pre-fixed and foreign exchange rates, and post private securities issued by first-rate financial institutions (CDB’s) all subject to CDI, exclusive financial investment funds (FIFs), subject to exchange variation through futures contracts in dollar with the Futures and Commodities Exchange - BM&F, short-term financial investments, represented by securities issued by Republic of Austria, remunerated at a percentage of CDI average variation, overnight financial investments, own portfolio of Deposit Certificates (CD) issued by financial institutions abroad. Overnight investments, in exchange fund and deposit certificates are subject to exchange rate fluctuation risks. The overnight investments that have spread in this type of certificate and the Deposit Certificate (CD) investments, are subject to the issuing financial institution credit risk.

The Company maintains immediate liquidity financial investments at the amount of R$1,434,063 (R$970,877 on 06/30/06). Income earned in the quarter closing date is recorded as financial revenue and amounts to R$112,381 (R$165,325 in 2005). Amounts recognized in the consolidated financial statements are R$1,646,620 (R$1,108,698 on 06/30/06), related to investments, and R$136,812 (R$186,489 in 2005), related to earnings.

Short-term investments – temporary investments are represented by the amount of R$197,027 (R$106,539 on 06/30/06) and income earned until the quarter closing date, recorded as financial revenue was R$6,131.

h. Risk of Early Maturity of Loans and Financing

Liabilities resulting from financing, mentioned in note 35, concerning agreements of BNDES, public debentures and most of them referring to financial institutions, have clauses that estimate the early maturity of liabilities or retention of amounts pegged to debt covenants, in the cases in which certain minimum amounts for certain indicators are not reached, such as ratios of indebtedness, liquidity, cash generation and others.

Considering the provisions recognized in the financial statements of the fiscal year ended on 12/31/05 and provisions informed to the market by means of the Material Fact as of 01/04/06, the Company renegotiated, in February 2006, all the loan and hedge agreements that had financial covenants related to the Earnings before Interest, Taxes, Depreciation and Amortization – EBITDA.

For the financing agreements maintained with BNDES, the Company must comply with a set of financial ratios and in the event of non-compliance with some of these ratios, the Bank is allowed to request the temporary block of amounts, given as guarantee in a linked account. In view of the non-compliance with this clause, the Company is subject to the partial and temporary block of its financial investments, in the amount of R$247,442, without prejudice of the remuneration to be received. Up to the quarter closing date, partial blocks in the investment fund of the Company in the amount of R$92,156 (R$191,439 on 06/30/06) and R$192,156 (R$191,439 on 06/30/06) for the Consolidated, took place, which were reclassified for the item of contractual retentions, mentioned in note 25. The release of the blocked amounts will take place when the Company returns to complying with the financial relations set forth in the agreements or it is successful in the negotiation of adequacy of financial covenants negotiated. BNDES granted a renouncement in relation to the possible declaration of early maturity in view of the new non-compliance with the financial ratios.

Taking into account the new reality of telecommunications industry, the Company and BNDES are in phase of negotiations of new financial ratios for the current agreements and for the new financing agreement related to the three-year period between 2006 and 2008.

i. Regulatory Risks

New Concession Agreements

On 12/22/05, new local and domestic long distance concession agreements were entered into by Brasil Telecom S.A., which took effect between January 1, 2006 and December 31, 2025. These new concession agreements, which provide for reviews on a five-year basis, in general have a higher intervention level in the management of the businesses and several provisions defending the consumer’s interest, as noticed by the regulation body. The main highlights are:

  The burden of the concession defined as 2% of the net revenue from taxes, calculated every two years, starting in 2006 fiscal year, whose initial payment will incur on 04/30/07 and then successively until the end of the concession. This calculation method, concerning accrual, corresponds to 1% for each fiscal year;
  The definition of new universalization targets, particularly AICE – Special Class Individual Access, of mandatory offer and the Telecommunications Service Centers - PST, with full burden for the Concessionaire;
  The possibility of the Regulating Agency to impose mandatory alternative plans;
  The introduction of Regulating Agency’s right to intervene and modify agreements of the concessionaire with third parties;

  The inclusion of assets of the parent company, subsidiary, affiliated companies and third parties, indispensable to the concession, as reversible assets;
  The creation of the users’ board in each concession;

Additionally, the regulation connected to the new concession agreement provides for changes in the local calls tariff system, which change from pulse to minute in the regular hours, in amounts of the public tariffs and in the readjustment criteria, which had the individual excursion factor reduced from 9% to 5% and will be then defined by a sector index - IST, in which composition the highest weight is IPCA.

On their turn, the interconnection tariffs, as provided for, are then defined as a percentage public tariff until the implementation of cost model by service/modality, estimated for 2008, as defined in the Regulation for Separation and Accounting Allocation (Resolution 396/05).

ANATEL, on February 23, 2006, issued the Resolution 432, postponing for a twelve-month period the dates mentioned in Rule 423, as of 12/06/05, which deals with the Amendment to the Tariff System of STFC Basic Plan in the Local Modality Rendered under Public Scheme.

It is not possible to assess, on the date this quarterly information was prepared, the future impacts to be generated by such regulation change.

Legislative Bill of Change in Telecommunications Act (“LGT”)

At the beginning of March 2006, the Executive Branch sent to the Brazilian Congress the Legislative Bill 6,677 to amend LGT 9,472, as of 07/16/97, whose content is essentially to enable the adoption of distinctive criteria based on the social-economic condition of the aspirant-user, with the purpose of reducing the social disparities and facilitate the access to telecommunications services publicly provided.

Due to the lack of objective elements it is not possible to evaluate, on the date of the preparation of this quarterly information, the future impacts which will be produced in the Company’s businesses, if the referred legislative bill is approved at the Brazilian Congress.

ANATEL Resolution 438

On 07/13/2006 the Resolution 438 was published and took effect, which approves the new Remuneration Regulation for the Use of Networks of Personal Mobile Service Providers – SMP, revoking the Resolution 319/02.

The major alterations are:
  Obligatoriness of implementing the hour modulation for the network remuneration – VU-M at same hours and percentages applicable to the public tariff.
  Change of criterion for the payment of VU-M amounts, which now is due whenever the SMP provider network is used to start or end calls, in opposition to the previous regulation when only VU-M was due upon out phone traffic in a given direction higher than fifty-five per cent (55%) of the total traffic run through.

The implementation of such Resolution incurred in a decrease of the consolidated net income, compared to the previous criteria, of about R$11,971.

Overlapping of Licenses

When the certification for achieving the universalization targets for 2003 was received, set forth by ANATEL, the Company already provided the fixed telephony service (“STFC”) in the intra-regional local and domestic long distance modalities (“LDN”) in the Region II of the General Concession Plan (“PGO”). After achieving the referred targets, ANATEL, in January 2004, issued authorizations that increase the possibility of Company’s operation: Local STFC and LDN in the Regions I and III of the PGO (and a few sectors of the Region II); International Long Distance (“LDI”) in the Regions I, II and III of the PGO; mobile telephony, by means of the subsidiary 14 Brasil Telecom Celular S.A. (“BrT Celular”), in the Region II of the Personal Mobile Service (“SMP”). The already existing concession agreements were expanded, enabling LDN calls to any part of the Brazilian territory. If Telecom Italia International N.V. (“TII”) acquired an indirect interest in the Company, the Company and TIM Brasil Serviços e Participações S.A. (“TIM”) could be considered affiliates under the new Brazilian telecommunications legislation. That would imply the ability of providing domestic (LDN) and international (LDI) fixed and mobile telephony services throughout the same regions of TIM’s, would be subject to risk of being partially closed by ANATEL. On January 16, 2004, ANATEL issued the Act 41,780 establishing an 18-month period for TII to reacquire an indirect interest in the Company, as long as TII did not participate or vote on issues related to the overlapping of services offered by the Company and TIM, such as domestic and international long-distance and mobile services. On June 30, 2004, the Administrative Council of Economic Defense – CADE, in the records of the Write of Prevention 08700.000018/2004 -68, set forth restrictions to the exercise of the control rights on the part of Telecom Italia International N.V. and its representatives at the board of directors of Solpart Participações S.A., Brasil Telecom Participações S.A. and Brasil Telecom S.A.

On April 28, 2005, TII and TIM and the Company and BrT Celular entered into various corporate agreements, including an instrument called “Merger Agreement” and a “Protocol” related thereto. Among other reasons alleged, this merger operation was justified by the management of that time as possible solution to overlapping of regulatory licenses and authorizations with TIM, to remove sanctions and penalties, which could be imposed by ANATEL. The operation was forbidden by an injunction issued by the U.S. court. It is also subject-matter of discussion in the Brazilian Court and in arbitration involving controlling shareholders. Whether or not confirming the validity of April 2005 agreements, there is the possibility of assets related to fixed and mobile segments (see note 43) eventually loose their value, as a result of overlapping of operations or sanctions from ANATEL.

On July 7, 2005, ANATEL declared, by means of Act 51,450, that the counting of 18 month-term to solve the overlapping of licenses would start on the date of effective return of TII to the control group of Brasil Telecom S.A. On July 26, 2005, ANATEL, by means of Order 576/2005, declared that the counting of term had already started on April 28, 2005. Therefore, according to ANATEL, the interested companies shall adopt the measures necessary to eliminate the overlapping of the concessions until the end of referred term in October 2006, under the penalty of applying legal sanctions, which may affect either companies or both of them.

Depending on the final decision of ANATEL, these sanctions could have an adverse and material effect on businesses and operations of the Company and of 14 Brasil Telecom Celular S.A.

On October 18, 2006, the Board of Executive Officers of ANATEL, by means of its press agency, informed its decision to approve the operation presented by Telecom Itália Internacional (TII) with the purpose of unmaking the concession overlapping of the Personal Mobile Service (SMP) in Region II of the General Plan of Authorizations (PGA) and of the domestic and international long distance Switched Fixed Telephone Service (STFC) in regions I, II and III of the General Concession Plan (PGO).

The Agency maintained the prohibitions related to the vote and veto exercise in the resolutions related to the STFC services (LDN and LDI) and SMP. The operation is about the transfer, to Brasilco S.r.l. (a wholly-owned subsidiary of TII, with headquarters in Italy), of the total voting shares held by TII in the capital stock of Solpart Participações S.A. (corresponding to 38%), the parent company of Brasil Telecom Participações S. A., of Brasil Telecom S. A. and of 14 Brasil Telecom Celular S. A. The stake of TII in Brasilco will be managed independently by Credit Suisse Securities (Europe) Limited.

With the effective implementation of the operation until October 28, 2006, the concession overlapping for the SMP exploration in Region II of PGA and domestic and international long distance STFC in regions I, II and III of PGO would cease, as a communication of ANATEL of October 18, 2006, mentioned above.

On October 27, 2006, the Company received the terms of resignation, dated October 20, 2006, from two members of its Board of Directors pointed by TII, as well as its respective alternate members. Also, on October 27, 2006, the Company received a letter from its controlling shareholder, SOLPART PARTICIPAÇÕES S.A., informing that TII had already transferred the shares in the terms approved by Anatel - however, within the deadline. On October 30, 2006, the Company disclosed to the market a material fact related to these two topics.

With Anatel’s possible approval of the documentation presented by TII to the Agency on October 27, 2006, confirming the operation implementation until October 28, 2006, the concession overlapping for SMP exploration in Region II of PGA and domestic and international long distance in regions I, II and III of PGO would cease.

Regarding the “Merger Agreement” mentioned in this note, the Company and its subsidiary BrT Celular started on March 15, 2006 arbitration against TII and TIM, aiming at annulling it. The Company disclosed a material fact about this matter on March 16, 2006.

TII and TIM sent to the Company and to BrT Celular a correspondence dated as of May 2, 2006, unilaterally terminating the referred “Merger Agreement”, reserving supposed right for recovery damages. The Company disclosed a material fact about it on May 2, 2006. The arbitration is currently in progress.

6. BENEFITS TO EMPLOYEES

The benefits described in this note are offered to the employees of the Company and its direct or indirect subsidiaries. These companies are better described jointly, and can be referred to as “Brasil Telecom Companies” and for the purpose of the supplementary pension plan mentioned in this note, are also denominated “Sponsor” or “Sponsors”.

a. Supplementary Pension Plan

The Company sponsors supplementary pension plans related to retirement for its employees and assisted members, and, in the case of the latter, medical assistance in some cases. These plans are managed by the following foundations: (i) Fundação 14 de Previdência Privada (“Fundação 14”); (ii) Fundação BrTPREV (“FBrTPREV”) former CRT, a company merged by the Company on 12/28/00; and (iii) Fundação SISTEL de Seguridade Social (“SISTEL”), originated from certain companies of the former Telebrás System.

The Company’s Bylaws stipulate approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is linked to the acts signed with the foundations, with the agreement of the Secretaria de Previdência Complementar - SPC, where applicable to the specific plans.

The plans sponsored are valued by independent actuaries on the fiscal year closing date. In the case of the defined benefit plans described in this explanatory note, immediate recognition of the actuarial gains and losses is adopted. Liabilities are provided for plans which show deficits. This measure has been applied since the 2001 fiscal year, when the regulations of CVM Resolution 371/00 were adopted. In cases that show positive actuarial situations, no assets are recorded due to the legal impossibility of reimbursing these surpluses.

The characteristics of the supplementary pension plans sponsored by the Company are described below.

FUNDAÇÃO 14

As from the split of the only pension plan managed by SISTEL, the PBS, in January 2000, already predicted the evolution trend for a new stage. Such stage would result in an own and independent management model for TCSPREV pension plan, by means of a specific entity to manage and to operate them, and this fact has become more and more evident throughout the years. This trend also occurred in other main SISTEL pension plan sponsoring companies, which created their respective supplementary pension plan foundations. In this scenario, Fundação 14 de Previdência Privada was created in 2004, with the purpose of taking over the management and operation of the TCSPREV pension plan, which started as from March 10, 2005, whose process was backed by the segment’s specific legislation and properly approved by the Secretaria de Previdência Complementar – SPC (the Brazilian pension’s regulatory authority).

In accordance with the Transfer Agreement entered into between Fundação Sistel de Seguridade Social and Fundação 14 de Previdência Privada, SISTEL, by means of the Management Agreement, rendered management and operation services of TCSPREV and PAMEC-BrT plans to Fundação 14, after the transferring of these plans, which took place on March 14, 2005 up to September 30, 2006. From this date on, Fundação 14 took over the management and operation services of its plans.

Plans

TCSPREV (Defined Contribution, Settled Benefit and Defined Benefit)
This defined contribution and settled benefit plan was introduced on 02/28/00. On 12/31/01, all pension plans sponsored by the Company with SISTEL were merged, being exceptionally and provisionally approved by the Secretaria de Previdência Complementar – SPC of document sent to that Agency, due to the need for adjustments to the regulations. Thus, TCSPREV is comprised of defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were the PBS-TCS, PBT-BrT, BrT Management Agreement, and the Unusual Contractual Relation Instrument, and the conditions established in the original plans were maintained. In March 2003, this plan was no longer offered to the sponsors’ new contracted ones. However, concerning the defined contribution, this plan started being offered as of March 2005. TCSPREV currently provides assistance to nearly 63.1% of the staff.

PAMEC-BrT – Health Care Plan for Supplementary Pension Beneficiaries (Defined Benefit)
Destined for health care of retirees and pensioners subject to Grupo PBT-BrT, which was merged into TCSPREV on 12/31/01.

Contributions Established for the Plans

TCSPREV
Contributions to this plan, by group of participants, are established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently, contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by employee and sponsor, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to participant’s age and limited to R$19,520.40 for 2006. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without parity of the Company. In the case of the PBS-TCS group, the sponsor’s contribution corresponds to 12% of the payroll of the participants; while the employees’ contribution varies according to the age, service time and salary. An entry fee may also be payable depending on the age of entering the plan. The sponsors are responsible for the cost of all administrative expenses and risk benefits. Until the quarter, contributions by the sponsor to the TCSPREV group represented 5.34% of the payroll of the plan participants. For employees, the contributions represented 5.27% .

The contributions of the party-company in the quarter were R$11,278 (R$11,320 in 2005).

PAMEC-BrT
The contribution for this plan was fully paid in July 1998, through a single payment. New contributions are limited to future necessity to cover expenses, if that occurs.

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL (SISTEL)

The supplementary pension plan, which remains under SISTEL’s management, comes from the period before the Telebrás’ Spin-off and assists participants who had the status of beneficiaries in January 2000 (PBS-A). SISTEL also manages the PAMA/PAMA-PCE pension plan, formed by participants assisted by the PBS-A Plan, the PBS’s plans segregated by sponsor in January 2000 and PBS-TCS’ Internal Group, merged into the TCSPREV plan in December 2001.

Plans

PBS-A (Defined Benefit)
Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on 1/31/00.

PAMA - Health Care Plan for Retirees / PCE – Special Coverage Plan (Defined Contribution)
Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on 01/31/00, for the beneficiaries of the PBS-TCS Group, merged on 12/31/01 into TCSPREV (plan currently managed by Fundação 14) and for the participants of PBS’s defined benefit plans sponsored by other companies, together with SISTEL and other foundations. According to a legal and actuarial appraisal, the Sponsor’s responsibility is exclusively limited to future contributions. From March to July 2004 and from December 2005 to April 2006, an incentive optional migration of retirees and pensioners of PAMA took place for new coverage conditions (PCE). The participants who opted for the migration began to contribute to PAMA/PCE.

Contributions Established for the Plans

PBS-A
Contributions may occur in case of accumulated deficit. On 12/31/05, the actuarial appraisal date, the plan presented a surplus.

PAMA/PCE
The Sponsor makes contributions for this plan corresponding to 1.5% on payroll of active participants subject to PBS plans, segregated and sponsored by several sponsors company. In the case of Brasil Telecom, the PBS-TCS was merged into the TCSPREV plan on 12/31/01, and began to constitute an internal group of the plan. Contributions by retirees and pensioners who migrated to PAMA/PCE are also carried out.

The contributions to PAMA, in the part attributed to the Sponsor, in the quarter were R$82 (R$82 in 2005).

FUNDAÇÃO BrTPREV

It is the manager originated from the plans sponsored by former CRT, company incorporated by the Company at the end of 2000. The main purpose of the Company sponsoring FBrTPREV is to maintain the supplementary retirement, pension and other provisions in addition to those provided by the official social security system to participants.

Plans

BrTPREV
Defined contribution plan and settled benefits, launched in October 2002, destined for the concession of pension plan benefits supplementary to those of the official pension plan and that initially assisted only employees subject to the Subsidiary Rio Grande do Sul. This pension plan remained open to new employees of the Company and its subsidiaries from March 2003 to February 2005, when its offering was suspended. Currently, BrTPREV provides assistance to nearly 30.4% of the staff.

Fundador – Brasil Telecom and Alternativo – Brasil Telecom
Defined benefits plans destined to provide supplementary social security benefits in addition to those of the official social security, closed to the entry of new participants. Currently, these plans assist approximately 0.14% of the staff.

Contributions Established for the Plans

BrTPREV
Contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine costs. Contributions are credited in individual accounts of each participant, the employee’s and Company’s contributions being equal, the basic percentage contribution varying between 3% and 8% of the participation salary, according to the participant’s age and limited to R$20,193.00 for 2006. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without parity of the sponsor. The sponsor is responsible for the administrative expenses and risk benefits. The Company’s contributions in the quarter represented 8.90% of the payroll of the plan participants, whilst the employee contribution was 5.11% .

The contributions of the party-company in the quarter were R$9,071 (R$6,602 in 2005).

Fundador – Brasil Telecom and Alternativo – Brasil Telecom
The regular contribution by the sponsor in the quarter was of 3.65% on the payroll of plan participants, who contributed at variable rates according to age, service time and salary; the average rate in the quarter was 3.65% . With the Alternativo Plan - Brasil Telecom, the participants also pay an entry fee depending on the age of joining the plan.

The normal contributions of the Sponsor in the quarter were R$10 (R$11 in 2005).

The mathematical reserve to amortize, corresponding to the current value of the Company’s supplementary contribution, as a result of the actuarial deficit of the plans managed by FBrTPREV, have the settlement within the maximum established period of twenty years, as from January 2002, according to Circular 66/SPC/GAB/COA from the Supplementary Pension Department dated 1/25/02. Of the maximum period established, 15 years and 3 months still remain for complete settlement, and in the quarter the amount of R$96,149 (R$74,001 in 2005) was amortized.

b. Stock Option Plan for Management and Employees

The Extraordinary Shareholders’ Meeting held on April 28, 2000, approved the general plan to grant stock call options to officers and employees of the Company and its subsidiaries. The plan authorizes a maximum limit of 10% of the shares of each class of Company stock. Shares derived from exercising options guarantee the beneficiaries the same rights granted to other Company shareholders. The administration of this plan was entrusted to a management committee appointed by the Board of Directors, which decided only to grant preferred stock options. The plan is divided into two separate programs:

Program A

This program is granted as an extension of the performance objectives of the Company established by the Board of Directors for a five-year period. Until the quarter closing date, no option had been granted.

Program B

The exercise price is established by the management committee based on the market price of one thousand shares on the date of the grant of option and will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

The right to exercise the option is given in the way and terms presented as follows:

	First Grant		Second Grant		Third Grant
	As from	Deadline	As from	Deadline	As from	Deadline
33%	01/01/04	12/31/08	12/19/05	12/31/10	12/21/05	12/31/11
33%	01/01/05	12/31/08	12/19/06	12/31/10	12/21/06	12/31/11
34%	01/01/06	12/31/08	12/19/07	12/31/10	12/21/07	12/31/11

The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the option contract. Since December, 2004 until the quarter closing date options were not granted.

Information related to the general plan to grant call options is summarized below:

	09/30/2006
	Preferred Share Options (Thousand)	Average Exercise Price R$
Balance on 06/30/06	299,908	13.00
Extinguished Options	29,106	13.00
Balance on 09/30/06	270,802	13.00

There has been no granting of call options exercised until the quarter closing date and the representation of the options balance in relation to the total of outstanding shares is 0.05% (0.05% on June 30, 2006).

Considering the hypothesis that the options will be fully exercised, the opportunity cost of the respective premiums, calculated based on the Black&Scholes method, would be R$532 (R$1,171 in 2005).

c. Other Benefits to Employees

Other benefits are granted to employees, such as: health/dental care, meal allowance, group life insurance, occupational accident allowance, sickness allowance, transportation allowance, and others.

7. PROVISIONS FOR CONTINGENCIES

a. Contingent Liabilities

The Company and its subsidiaries periodically assess their contingency risks, and also review their lawsuits taking into consideration the legal, economic, tax and accounting aspects. The assessment of these risks aims to classifying them according to the chances of unfavorable outcome among the alternatives of probable, possible or remote, taking into account, as applicable, the opinion of the legal advisors.

For those contingencies, which the risks are classified as probable, provisions are recognized. Contingencies classified as possible or remote are discussed in this note. In certain situations, due to legal requirements or precautionary measures, judicial deposits are made to guarantee the continuity of the cases in litigation. These lawsuits are under discussion in administrative and judicial spheres and in several levels, from lower courts to the extraordinary ones.

It is also worth mentioning that the notice presented below shows, in some cases, identical objects with different classifications of risk level, fact that is justified by specific factual and procedural status related to each lawsuit.

Labor Claims

The provisions for labor claims include an estimate by the Company’s management, supported by the opinion of its legal advisors, of the probable losses related to lawsuits filed by employees, former employees of the Company, and of service providers related to the labor matter.

Tax Suits

Provisions for tax contingencies mainly refer to issues related to tax collections resulting from different interpretations of the legislation on the part of the Company’s legal advisors and tax authorities.

Civil Suits

The provisions for civil contingencies refers to an estimate of lawsuits related to contractual adjustments arising from Federal Government economic plans, and other cases related to community telephony plans and suit for damages and consumer lawsuits.

Classification by Risk Level

Contingencies for Probable Risk

Contingencies for probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

PARENT COMPANY	CONSOLIDATED
Nature	09/30/06	06/30/06	09/30/06	06/30/06
Provisions	972,840	957,834	1,007,291	988,091
Labor	529,502	539,265	534,993	543,883
Tax	135,255	127,336	156,383	147,743
Civil	308,083	291,233	315,915	296,465
Linked Judicial Deposits	(297,752)	(412,781)	(300,170)	(414,374)
Labor	(277,226)	(328,456)	(278,643)	(329,147)
Tax	(1,890)	(2,057)	(2,469)	(2,636)
Civil	(18,636)	(82,268)	(19,058)	(82,591)
Total Provisions, Net of Judicial Deposits	675,088	545,053	707,121	573,717
Current	152,938	117,675	172,321	135,810
Long-term	522,150	427,378	534,800	437,907

Labor

The variations which took place in the current year, until the quarter closing date, are the following:

PARENT COMPANY	CONSOLIDATED
Provisions on 12/31/05	564,129	567,273
Variations to the Result	140,062	142,540
Monetary Restatement	46,834	47,111
Revaluation of Contingent Risks	66,918	66,675
Provision of New Shares	26,310	28,754
Payments	(174,689)	(174,820)
Subtotal I (Provisions)	529,502	534,993
Linked Judicial Deposits on 12/31/05	(332,125)	(332,540)
Variations of Judicial Deposits	54,899	53,897
Subtotal II (Judicial Deposits)	(277,226)	(278,643)
Balance on 09/30/06, Net of Judicial Deposits	252,276	256,350

The main objects that affect the labor contingencies provisioned are the following:

(i) Risk Premium - related to the claim of additional payment for hazardous activities, based on Law 7369/85, regulated by Decree 93,412/86, due to the supposed risk of contact by the employee with the electric power system;

(ii) Salary Differences and Consequences - related, mainly, to requests for salary increases due to supposedly unfulfilled union negotiations. The effects are related to the repercussion of the salary increase supposedly due on the other sums calculated based on the employees’ salaries;

(iii) Career Plan - related to the request for application of the career and salaries plan for employees of the Santa Catarina Branch (formerly Telesc), with promotions for seniority and merit, supposedly not granted by the former Telesc;

(iv) Joint/Subsidiary Responsibility - related to the request to ascribe responsibility to the Company, made by outsourced personnel, due to supposed nonobservance of their labor rights by their direct employers;

(v) Overtime – refers to the pleading for salary and additional payment due to labor supposedly performed beyond the contracted work time;

(vi) Reintegration – pleading due to supposed inobservance of employee’s special condition, guaranteeing the impossibility of terminating labor contract without cause;

(vii) Request for the application of regulation, which established the payment of the percentage incurring on the Company’s income, attributed to the Santa Catarina Branch; and

(viii) Supplement of FGTS fine arising from understated inflation – it refers to requests to supplement indemnification of FGTS fine, due to the recomposition of accounts of this fund by understated inflation.

Brasil Telecom S.A. filed a lawsuit against Caixa Econômica Federal, with a view to ensuring the reimbursement of all amounts paid for this purpose.

Tax

The variations which took place in the current year, until the quarter closing date, are as follows:

PARENT COMPANY	CONSOLIDATED
Balance on 12/31/05	142,143	161,068
Variations to the Result	77,280	79,483
Monetary Restatement	9,209	11,374
Revaluation of Contingent Risks	64,783	64,722
Provision of New Shares	3,288	3,387
Payments	(84,168)	(84,168)
Subtotal I (Provisions)	135,255	156,383
Linked Judicial Deposits on 12/31/05	(1,281)	(1,281)
Variations of Judicial Deposits	(609)	(1,188)
Subtotal II (Judicial Deposits)	(1,890)	(2,469)
Balance on 09/30/06, Net of Judicial Deposits	133,365	153,914

The other main provisioned lawsuits refer to the following controversies:

(i) Social Security – related to the non-collection of incident social security in the payment made to cooperative companies, as well as the divergence of understanding about the allowance that comprise the contribution’s salary;

(ii) Federal Taxes – several assessments challenging supposed irregularities committed by the Company, such as undue tax losses carryforward taken place prior to the merger of the other operators of the Region II of the PGO; and

(iii) State Taxes – ICMS credits, whose validity is questioned by the State Tax Authorities.

Civil

The variations which took place in the current year, until the quarter closing date, are as follows:

PARENT COMPANY	CONSOLIDATED
Balance on 12/31/05	273,349	276,018
Variations to the Result	106,059	112,454
Monetary Restatement	13,519	13,815
Revaluation of Contingent Risks	42,910	44,756
Provision of New Shares	49,630	53,883
Payments	(71,325)	(72,557)
Subtotal I (Provisions)	308,083	315,915
Linked Judicial Deposits on 12/31/05	(20,562)	(20,809)
Variations of Judicial Deposits	1,926	1,751
Subtotal II (Judicial Deposits)	(18,636)	(19,058)
Balance on 09/30/06, Net of Judicial Deposits	289,447	296,857

The lawsuits provided for are the following:

(i) Review of contractual conditions - lawsuit where a company which supplies equipment filed legal action against the Company, asking for a review of contractual conditions due to economic stabilization plans;

(ii) Capital Participation Agreements - TJ/RS (court of appeals) has been firmly positioned as to the incorrect procedure previously adopted by the former CRT in lawsuits related to the application of a rule enacted by the Ministry of the Communications. Such lawsuits are positioned in various phases: lower courts, Court of Appeals and Superior Court of Justice;

(iii) Customer service centers – public civil actions, comprising the closing of customer services centers;

(iv) Free Mandatory Telephone Directories – LTOG’s - lawsuits questioning the non-delivery of printed residential telephone directories; and

(v) Other lawsuits - related to various lawsuits in progress, comprising civil liability suits, indemnifications for contractual termination and consumer matters under procedural progress in the Special Courts, Courts of Law and Federal Courts throughout the country.

Contingencies for Possible Risk

The composition of contingencies with risk level considered to be possible, and therefore not recorded in the accounts, is the following:

PARENT COMPANY	CONSOLIDATED
Nature	09/30/06	06/30/06	09/30/06	06/30/06
Labor	472,605	451,527	477,216	455,293
Tax	1,981,149	2,186,469	2,033,313	2,235,265
Civil	523,428	504,784	557,449	538,118
Total	2,977,182	3,142,780	3,067,978	3,228,676

Labor

The variations which took place in the current year, until the quarter closing date, are as follows:

PARENT COMPANY	CONSOLIDATED
Amount estimated on 12/31/05	413,729	419,169
Monetary Restatement	44,050	44,424
Revaluation of Contingent Risks	(81,301)	(84,837)
New Shares	96,127	98,460
Amount estimated on 09/30/06	472,605	477,216

The main objects that comprise the possible losses of a labor nature are related to joint/subsidiary responsibility, supplement of FGTS indemnifying fine resulting from understated inflation, risk premium, promotions and the request for remuneration consideration for work hours supposedly exceeding the regular workload of hours agreed also contributed to the amount mentioned.

Tax

The variations which took place in the current year, until the quarter closing date, are as follows:

PARENT COMPANY	CONSOLIDATED
Amount estimated on 12/31/05	2,130,131	2,175,323
Monetary Restatement	220,657	225,834
Revaluation of Contingent Risks	(611,921)	(611,878)
New Shares	242,282	244,034
Amount estimated on 09/30/06	1,981,149	2,033,313

The main existing lawsuits are represented by the following objects:

(i) INSS assessments, with defenses in administrative proceedings or in court, examining the value composition in the contribution salary supposedly owed by the company;

(ii) Administrative defenses in lawsuits filed by the Internal Revenue Service, arising from differences of amounts between DCTF and DIPJ;

(iii) Public class suits questioning the alleged transfer of PIS and COFINS to the end consumers;

(iv) ICMS - On international calls;

(v) ICMS - Differential of rate in interstate acquisitions;

(vi) ICMS – official notifications with the supposed levy in the activities described in the Agreement 69/98;

(vii) Withholding Income Tax – on operations related to the protection for debt coverage;

(viii) The Fund for Universalization of Telecommunications Service – FUST, by virtue of illegal retroactivity, according to the Company’s understanding of the change in the interpretation of its calculation basis by ANATEL; and

(ix) ISS – supposed levy on auxiliary services to communication.

Civil

The variations which took place in the current year, until the quarter closing date, are as follows:

PARENT COMPANY	CONSOLIDATED
Amount estimated on 12/31/05	1,751,491	1,779,336
Monetary Restatement	27,009	27,863
Revaluation of Contingent Risks	(1,420,628)	(1,425,055)
New Shares	165,556	175,305
Amount estimated on 09/30/06	523,428	557,449

The main lawsuits are presented as follows:

(i) Repayments resulting from Community Telephony Program lawsuits (PCT) - the plaintiffs intend to repay in lawsuits related to the contracts resulting from the Community Telephony Program. Such proceedings are positioned in various phases: lower courts, Court of Appeals and Superior Court of Justice.

During the current year these proceedings were strongly reviewed as to the calculation of the amounts involved and to the risk exposure, resulting in the reduction of their amount;

(ii) Lawsuit for damages and consumer; and

(iii) Contractual - Lawsuits related to the claim for a percentage resulting from the Real Plan, to be applied to a contract for rendering of services, review of conversion of installments in URV and later in reais, related to the supply of equipment and rendering of services.

Contingencies for Remote Risk

In addition to the claims mentioned, there are other contingencies considered of a remote risk, whose amounts are shown as follows:

PARENT COMPANY	CONSOLIDATED
Nature	09/30/06	06/30/06	09/30/06	06/30/06
Labor	143,266	141,842	145,347	143,660
Tax	549,940	473,140	583,960	505,972
Civil	304,632	292,632	306,290	293,298
Total	997,838	907,614	1,035,597	942,930

Letters of Guarantee

The Company maintains letters of guarantee agreements executed with financial institutions, characterized as supplementary guarantee for judicial proceedings in temporary execution, totaling R$707,441 (R$619,716 on 06/30/06). Out of these agreements, an installment of 10% matures in 2007, the rest is agreed upon by an undetermined term and the charges vary from 0.45% to 2.00% p.a., representing an average rate of 0.78% p.a. For consolidated effects, the letters of guarantee with such purpose represent R$719,563 (R$624,736 on 06/30/06), and the charges vary from 0.45% to 2.00% p.a., resulting in a rate equivalent to 0.78% p.a.

Judicial deposits related to contingencies of probable and remote risk of loss are described in note 24.

b. Contingent Assets

As follows, the tax claims promoted by the Company are shown, through which the recovery of tax paid is claimed, calculated differently from interpretation sustained by its legal advisers.

PIS/COFINS: judicial dispute about the application of Law 9,718/98, which increased the calculation basis for PIS and COFINS. The period comprised by the Law was from February 1999 to November 2002 for PIS and from February 1999 to January 2004 for COFINS. In November 2005, STF (Federal Supreme Court) concluded the judgment of certain lawsuits dealing with such issue and considered unconstitutional the increase of calculation basis introduced by said Law. The lawsuits of Telebrasília, Telesc, Telegoiás, Telemat and Teleacre, merged by the Company in February 2000, received final and unappealable decision during the current year referring to the increase in COFINS calculation basis. The Company registered credits in the amount of R$93,897.

The Company is awaiting the judgments of lawsuits of other merged companies, which the assessment of success in future filing of appeals is assessed as probable by the Company’s legal advisors. The amount attributed to outstanding contingency not recognized on an accounting basis, referring to these lawsuits amounts to R$20,319 (R$15,301 of PIS and R$5,018 of CONFINS).

8. SHAREHOLDERS’ EQUITY

a. Capital Stock

The Company is authorized to increase its capital stock, according to a resolution of the Board of Directors, in a total limit of eight hundred billion (800,000,000,000) common or preferred shares, observing the legal limit of two thirds (2/3) for the issue of new preferred shares without voting rights.

By means of a resolution of the General Shareholders' Meeting or the Board of Directors, the Company’s capital may be increased by the capitalization of retained earnings or reserves prior to this allocated by the General Shareholders’ Meeting. Under these conditions, the capitalization may be effected without modifying the number of shares.

The capital stock is represented by common and preferred stocks, with no par value, and it is not mandatory to maintain the proportion between the shares in the case of capital increases.

By means of a resolution of the General Shareholders’ Meeting or the Board of Directors, the preemptive right for the issue of shares, subscription bonuses or debentures convertible into shares may be excluded, in the cases stipulated in article 172 of Corporate Law.

The preferred shares do not have voting rights, except in the cases specified in paragraphs 1 to 3 of article 12 of the Bylaws, but are assured priority in receiving the minimum non-cumulative dividend of 6% per annum, calculated on the amount resulting from dividing the capital stock by the total number of the Company’s shares or 3% per annum, calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of the Company’s shares, whichever is greater.

Subscribed and paid-up capital as of the date of the end of the quarter is R$3,470,758 (R$3,470,758 as of 06/30/06) represented by shares without par value as follows:

In thousands of shares
Type of Shares	Total Shares		Treasury Stock		Outstanding Shares
	09/30/06	06/30/06	09/30/06	06/30/06	09/30/06	06/30/06
Common	249,597,050	249,597,050	-	-	249,597,050	249,597,050
Preferred	311,353,241	311,353,241	13,678,100	13,678,100	297,675,141	297,675,141
Total	560,950,291	560,950,291	13,678,100	13,678,100	547,272,191	547,272,191

	09/30/06	06/30/06
Book Value per thousand Outstanding Shares (R$)	9.94	9.82

In the calculation of the book value the preferred shares held in treasury are deducted.

b. Treasury Stock

Stock Repurchase Program – Years from 2002 to 2004

Treasury stocks derive from Stock Repurchase Programs, carried out between 2002 and 2004. On 09/13/04, the material fact of the current proposal approved by the Company’s Board of Directors was published, for the repurchase of preferred stocks issued by the Company, for holding in treasury or cancellation, or subsequent sale.

The quantity of treasury stocks arising from the Stock Repurchase Program was the following:

	09/30/06		06/30/06
	Preferred shares (thousands)	Amount	Preferred shares (thousands)	Amount
Opening balance in the quarter	13,678,100	154,692	13,678,100	154,692
Closing balance in the quarter	13,678,100	154,692	13,678,100	154,692

Historical cost in the acquisition of treasury stock (R$ per thousand shares)	09/30/06	06/30/06
Weighted Average	11.31	11.31
Minimum	10.31	10.31
Maximum	13.80	13.80

The unit cost in the acquisition considers the totality of stock repurchase programs.

Until the quarter closing date, there were no disposals of preferred shares purchased based on repurchase programs.

Market Value of Treasury Stocks

The market value of treasury stocks on the quarter closing date was the following:

	09/30/06	06/30/06
Number of preferred shares held in treasury (thousands of shares)	13,678,100	13,678,100
Quotation per thousand shares on BOVESPA (R$)	7.80	8.96
Market value	106,689	122,556

The Company maintains the balance of treasury stocks in a separate account. For presentation purposes, the values of treasury stocks are deducted from the reserves that originated the repurchase, and are presented as follows:

	Premium on Subscription of Shares		Other Capital Reserves
	09/30/06	06/30/06	09/30/06	06/30/06
Account Balance of Reserves	458,684	458,684	123,334	123,334
Treasury Stocks	(99,822)	(99,822)	(54,870)	(54,870)
Balance, Net of Treasury Stocks	358,862	358,862	68,464	68,464

c. Capital Reserves

Capital reserves are recognized in accordance with the following practices:

Reserve for Premium on Subscription of Shares: results from the difference between the amount paid on subscription and the portion allocated to capital.

Reserve for Donations and Subsidies for Investments: registered as a result of donations and subsidies received, the contra entry of which represents an asset received by the Company.

Reserve for Special Monetary Restatement as per Law 8,200/91: registered as a result of special monetary restatement adjustments of permanent assets to compensate the distortions in the monetary restatement indices prior to 1991.

Other Capital Reserves: formed by the contra entry of the interest on works in progress up to 12/31/98 and funds invested in income tax incentives.

d. Profit Reserves

The profit reserves are recognized in accordance with the following practices:

Legal Reserve: allocation of five percent of the annual net income up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The legal reserve is only used to increase capital stock or to absorb losses.

Retained Earnings: recorded at the end of each fiscal year, they are composed of remaining balances of net income or loss for the year, adjusted according to the terms of article 202 of Law 6404/76, or by the recording of adjustments from prior years, if applicable.

e. Dividends and Interest on Shareholders’ Equity

Dividends are calculated at the end of the fiscal year. Mandatory minimum dividends are calculated in accordance with article 202 of Law 6,404/76, and the preferred or priority dividends are calculated in accordance with the Company’s Bylaws.

As a result of a resolution by the Board of Directors, the Company may pay or credit, as dividends, interest on shareholders’ equity (“JSCP”), under the terms of article 9, paragraph 7, of Law 9,249, as of 12/26/95. The interest paid or credited will be offset with the minimum mandatory annual dividend amount, in accordance with article 43 of the Company’s Bylaws.

The interest on shareholders’ equity credited to shareholders and which shall be attributed to dividends, net of income tax, as part of the proposal to allocate results for the fiscal year to close at 2006 year-end, to be submitted for approval of the General Shareholders’ Meeting, was the following:

	09/30/06	09/30/05
Interest on Shareholders’ Equity – JSCP – Credited	245,000	240,100
Common Shares	111,738	110,647
Preferred Shares	133,262	129,453
Withholding Income Tax (IRRF)	(36,750)	(36,015)
Net interest on Shareholders’ Equity	208,250	204,085

9. OPERATING REVENUE FROM SERVICES RENDERED AND GOODS SOLD

PARENT COMPANY	CONSOLIDATED
	09/30/06	09/30/06	09/30/06	09/30/06
Fixed Telephony Service

Local Service	5,215,689	5,407,988	5,206,424	5,407,463
Activation fees	19,556	19,863	19,556	19,863
Subscription	2,636,242	2,615,535	2,636,017	2,615,408
Measured service charges	1,050,798	1,109,575	1,041,903	1,109,335
Mobile Fixed - VC1	1,473,174	1,606,431	1,473,040	1,606,281
Rent	1,170	1,128	1,163	1,125
Other	34,749	55,456	34,745	55,451

Long Distance Service	2,053,855	2,284,618	2,048,586	2,284,425
Intra-Sectorial Fixed	663,162	751,778	663,109	751,727
Intra-Regional (Inter-Sectorial) Fixed	230,041	298,470	230,002	298,471
Inter Regional Fixed	196,382	229,545	196,349	229,500
VC2	522,189	558,726	519,204	558,714
Fixed Origin	209,275	222,219	209,232	222,208
Mobile Origin	312,914	336,507	309,972	336,506
VC3	408,086	398,913	405,930	398,832
Fixed Origin	166,156	166,004	166,082	165,923
Mobile Origin	241,930	232,909	239,848	232,909
International	33,995	47,186	33,992	47,181

Interconnection	362,125	538,927	328,249	485,250
Fixed x Fixed	223,304	300,728	223,262	300,720
Mobile x Fixed	138,821	238,199	104,987	184,530

Lease of Means	315,559	275,324	246,932	223,300
Public Telephony Service	402,175	351,141	402,175	351,129
Supplementary Services, Intelligent Network and
Advanced Telephony	264,762	248,450	264,564	247,831
Other	32,863	28,777	31,654	27,765

Total of Fixed Telephony Service	8,647,028	9,135,225	8,528,584	9,027,163
Continued …

… continued
	PARENT COMPANY		CONSOLIDATED
	09/30/06	09/30/05	09/30/06	09/30/05
Mobile Telephony Service

Telephony	-	-	673,840	296,437
Subscription	-	-	200,925	122,640
Utilization	-	-	273,464	141,801
Roaming	-	-	9,389	1,271
Interconnection	-	-	172,716	25,738
Other Services	-	-	17,346	4,987

Sale of Goods	-	-	189,817	183,538
Cell Phones	-	-	182,508	170,498
Electronic Cards - Brasil Chip, Accessories and Other Goods	-	-	7,309	13,040

Total of Mobile Telephony Service	-	-	863,657	479,975
Data Transmission Services and Other

Data Transmission	1,313,137	1,033,943	1,454,226	1,082,155
Other Services of Main Activities	5,846	3,928	262,904	288,567

Total of Data Transmission Services and Other	1,318,983	1,037,871	1,717,130	1,370,722

Gross Operating Revenue	9,966,011	10,173,096	11,109,371	10,877,860

Deductions from Gross Revenue	(3,122,954)	(3,052,234)	(3,553,752)	(3,331,064)
Taxes on Gross Revenue	(2,888,041)	(2,903,827)	(3,166,026)	(3,116,632)
Other Deductions on Gross Revenue	(234,913)	(148,407)	(387,726)	(214,432)

Net Operating Revenue	6,843,057	7,120,862	7,555,619	7,546,796

10. COST OF SERVICES RENDERED AND GOODS SOLD

The costs incurred in the rendering of services and sales of goods are as follows:

PARENT COMPANY	CONSOLIDATED
	09/30/06	09/30/05	09/30/06	09/30/05
Interconnection	(1,660,090)	(1,878,306)	(1,541,096)	(1,761,286)
Depreciation and Amortization	(1,442,810)	(1,512,460)	(1,693,939)	(1,708,871)
Third-Party Services	(575,264)	(521,960)	(672,826)	(600,191)
Rent, Leasing and Insurance	(165,307)	(174,447)	(260,500)	(305,876)
Personnel	(118,010)	(86,567)	(133,982)	(101,906)
Employees and Management Profit Sharing	(15,157)	(11,964)	(17,101)	(13,624)
Material	(51,221)	(52,475)	(53,311)	(53,605)
Means of Connection	(79,671)	(51,374)	(75,095)	(46,902)
Burden of the Concession	(50,435)	-	(50,435)	-
FISTEL	(13,159)	(12,632)	(36,375)	(50,434)
Goods Sold	-	-	(199,593)	(225,151)
Other	(3,226)	(3,775)	(3,228)	(3,996)
Total	(4,174,350)	(4,305,960)	(4,737,481)	(4,871,842)

11. COMMERCIALIZATION OF SERVICES
      (Sales expenses)

The expenses related to commercialization activities are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	09/30/06	09/30/05	09/30/06	09/30/05
Third-Party Services	(326,316)	(362,920)	(545,134)	(637,099)
Losses on Accounts Receivable	(273,762)	(236,645)	(304,971)	(249,950)
Allowance/Reversal for Doubtful Accounts	20,413	(19,107)	16,470	(41,878)
Personnel	(134,138)	(118,984)	(177,748)	(169,445)
Employees and Management Profit Sharing	(13,814)	(11,622)	(16,901)	(15,648)
Rent, Leasing and Insurance	(19,418)	(109,620)	(6,418)	(4,901)
Depreciation and Amortization	(3,511)	(3,980)	(12,359)	(12,312)
Material	(1,918)	(1,000)	(20,105)	(22,609)
Other	(378)	(319)	(22,433)	(23)
Total	(752,842)	(864,197)	(1,089,599)	(1,153,865)

12. GENERAL AND ADMINISTRATIVE EXPENSES

The expenses related to administrative activities, which include information technology expenses, are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	09/30/06	09/30/05	09/30/06	09/30/05
Third-Party Services	(469,242)	(472,959)	(526,801)	(535,092)
Depreciation and Amortization	(196,985)	(168,799)	(241,716)	(205,847)
Personnel	(103,299)	(107,297)	(136,194)	(141,909)
Employees and Management Profit Sharing	(21,259)	(19,199)	(25,669)	(24,316)
Rent, Leasing and Insurance	(24,810)	(22,148)	(28,590)	(28,579)
Material	(2,203)	(3,232)	(16,139)	(10,704)
Other	(798)	(562)	(1,602)	(1,448)
Total	(818,596)	(794,196)	(976,711)	(947,895)

13. OTHER OPERATING EXPENSES, NET

The remaining revenues and expenses attributed to operational activities are shown as follows:

PARENT COMPANY	CONSOLIDATED
	09/30/06	09/30/05	09/30/06	09/30/05
Recovery of Taxes and Recovered Expenses	125,561	38,491	131,931	59,836
Operating Infrastructure Rent and Other	87,326	65,327	63,095	48,989
Technical and Administrative Services	46,242	42,095	42,873	40,132
Fines	37,317	65,891	42,407	62,837
Reversal of Other Provisions	13,745	7,619	22,769	11,268
Subsidies and Donations Received	1,719	-	9,166	-
Dividends of Investments Evaluated by Acquisition Cost	262	1,528	262	1,528
Results on Write-off of Repair/Resale Inventories	57	(171)	(36)	(445)
Litigation Agreement with Telecommunications Companies	-	18,272	(5,606)	18,272
Contingencies – Provision(1)	(323,401)	(163,036)	(334,477)	(146,666)
Taxes (Other than Gross Revenue, Corporate Income Tax and Social Contribution)	(50,439)	(42,026)	(58,300)	(55,938)
Pension Funds – Provision and Administrative Costs	(28,270)	(93,892)	(28,270)	(93,892)
Court Fees	(24,114)	(7,037)	(24,630)	(7,207)
Goodwill Amortization on the Acquisition of Investments	(16,555)	(16,555)	(56,392)	(68,750)
Donations and Sponsorships	(5,940)	(5,842)	(6,311)	(6,972)
Indemnifications – Telephony and Other	(87)	(10,348)	(87)	(10,372)
Other Revenues (Expenses)	284	(9,449)	(10)	(3,496)
Total	(136,293)	(109,133)	(201,616)	(150,876)
Other Operating Revenues	364,869	250,719	367,036	267,051
Other Operating Expenses	(501,162)	(359,852)	(568,652)	(417,927)
Revenues and expenses of the same nature are represented by the net value.
(1) Provisions for contingencies are described in note 7.

14. FINANCIAL EXPENSES, NET

PARENT COMPANY	CONSOLIDATED
	09/30/06	09/30/05	09/30/06	09/30/05
Financial Revenues	303,072	542,120	334,688	611,106
Domestic Currency	298,346	270,084	327,674	299,620
On Rights in Foreign Currency	4,726	272,036	7,014	311,486
Financial Expenses	(850,573)	(1,081,527)	(908,974)	(1,208,737)
Domestic Currency	(500,023)	(502,572)	(544,335)	(548,272)
On Liabilities in Foreign Currency	(105,550)	(338,855)	(119,639)	(420,365)
Interest on Shareholders’ Equity	(245,000)	(240,100)	(245,000)	(240,100)
Total	(547,501)	(539,407)	(574,286)	(597,631)

15. NON-OPERATING EXPENSES, NET

PARENT COMPANY	CONSOLIDATED
	09/30/06	09/30/05	09/30/06	09/30/05
Provision for Tax Incentives Losses	(14,473)	-	(14,473)	-
Result in the Write-off of Property, Plant and Equipment and Deferred Assets	(9,552)	(12,330)	(12,011)	(15,639)
Provision/Reversal for Realization Amount and Losses of Property, Plant and Equipment	(2,816)	4,681	3,541	7,421
Provision/Reversal for Investment Losses	76	(6,432)	5,169	(1,341)
Amortization of Goodwill on Merger	-	(93,011)	(5,859)	(98,869)
Gain with Investments	-	-	42	-
Other Non-operating Revenues (Expenses)	(99)	(279)	(104)	(287)
Total	(26,864)	(107,371)	(23,695)	(108,715)

16. INCOME TAX AND SOCIAL CONTRIBUTION ON INCOME

Income tax and social contribution on income are recorded on an accrual basis, and the tax effects on temporary differences are deferred. The provision for income tax and social contribution on income recognized in the income statement are as follows:

PARENT COMPANY	CONSOLIDATED
	09/30/06	09/30/05	09/30/06	09/30/05
Income Before Taxes and after Employees and Management Profit Sharing	80,748	(100,235)	(47,769)	(284,028)
Income of Companies Not Subject to Income Tax and Social Contribution Calculation	-	-	51,925	55,728
Total of Taxable Income	80,748	(100,235)	4,156	(228,300)
Corporate Income Tax – IRPJ
IRPJ on Taxable Income (10%+15%=25%)	(20,187)	25,059	(1,039)	57,075
Permanent Additions	(98,380)	(161,834)	(27,091)	(59,655)
Equity in Subsidiaries	(74,213)	(110,438)	-	-
Exchange Variation on Investments	(7,262)	(14,821)	(4,741)	(14,821)
Amortization of Goodwill	(4,139)	(27,392)	(5,314)	(32,773)
Investment Losses	(3,618)	-	(3,618)	-
Other Additions	(9,148)	(9,183)	(13,418)	(12,061)
Permanent Exclusions	8,499	5,169	9,265	10,301
Equity in Subsidiaries	5,009	51	-	-
Federal Tax Recoverable	1,387	3,956	1,387	3,956
Dividends of Investments Evaluated by Acquisition Cost
/Dividends Barred by Law	66	382	66	382
Other Exclusions	2,037	780	7,812	5,963
Tax losses Carryforward	-	-	1,813	2,499
Other	1,356	598	1,694	695
Effect of IRPJ on Statement of Income	(108,712)	(131,008)	(15,358)	10,915
Social Contribution on Net Income - CSLL
CSLL on Taxed Results (9%)	(7,267)	9,021	(374)	20,547
Permanent Additions	(34,419)	(57,415)	(8,713)	(20,521)
Equity in Subsidiaries	(26,717)	(39,758)	-	-
Exchange Variation on Investments	(2,614)	(5,335)	(1,707)	(5,335)
Amortization of Goodwill	(1,490)	(9,861)	(1,913)	(11,798)
Loss with Investments	(1,303)	-	(1,303)	-
Other Additions	(2,295)	(2,461)	(3,790)	(3,388)
Permanent Exclusions	2,508	1,795	2,763	3,638
Equity in Subsidiaries	1,803	18	-	-
Federal Tax Recoverable	499	1,424	499	1,424
Dividends of Investments Evaluated by Acquisition Cost
/Dividends Barred by Law	24	138	23	138
Other Exclusions	182	215	2,241	2,076
Compensation of Negative Calculation Basis	-	-	654	899
Other	(50)	-	28	-
Effect of CSLL on Statement of Income	(39,228)	(46,599)	(5,642)	4,563
Effect of IRPJ and CSLL on Statement of Income	(147,940)	(177,607)	(21,000)	15,478

17. CASH AND CASH EQUIVALENTS

PARENT COMPANY	CONSOLIDATED
	09/30/06	06/30/06	09/30/06	06/30/06
Cash	4,410	4,355	4,745	4,554
Bank Accounts	22,538	56,022	31,246	61,734
High-Liquid Investments	1,434,063	970,877	1,646,620	1,108,698
Total	1,461,011	1,031,254	1,682,611	1,174,986

High-liquid investments represent amounts invested in exclusive funds managed by financial institutions, guaranteed in federal bonds and private securities (CDB’s) of first-rate institutions, both with average profitability equivalent to interbank deposit rates DI CETIP (CDI), in exclusive funds managed by financial institutions and guaranteed in futures contracts of dollar traded at the Futures and Commodities Exchange (BM&F), overnight financial investments abroad that earn exchange rate variation plus interest of 5.0% p.a., and deposit certificates issued by foreign financial institutions.

The Company is subject to the partial and temporary block of its financial investments, at the approximate total amount of R$247,442 and there is no loss of the remuneration to be received by it. Such retention is due to the fact that the Company did not reach certain minimum amounts for certain financial ratios, established in agreements entered into with BNDES. Further information about the block and its duration period can be checked in note 5 h. Up to the quarter closing date, there were partial blocks related to the investment funds of the Company at the amount of R$92,156 (R$91,439 on 06/30/06) and R$192,156 (R$191,439 on 06/30/06) in the Consolidated. The retained amounts were reclassified from high-liquid investments to the item contractual retentions, in current assets.

The breakdown of high-liquid investment portfolio, on the quarter closing date, is presented below:

PARENT COMPANY
	09/30/06
Financial Institution	Investments Nature
	LTN (swap coverage)	LFT	Over Selic	CBD	NBC-E
Exclusive Funds
ABN Amro	65,849	19,745	202	-	-
Banco do Brasil	148,342	141,262	19,290	-	-
Bradesco	45,234	10,841	7,291	-	-
CEF	98,712	43,149	32,492	6,349	-
Itaú	91,325	7,920	7,019	-	-
Safra	19,454	4,908	114	3,803	-
Santander	212,058	72,515	285	-	26,910
Unibanco	148,456	77,640	6,662	6,534	-
Votorantim	91,673	71,458	43,366	15,326	-
Total Exclusive Funds	921,103	449,438	116,721	32,012	26,910
Other Investments
Safra – New York	-	-	-	-	-
Total of Other Investments	-	-	-	-	-
Total High-Liquid Investments	921,103	449,438	116,721	32,012	26,910

...continued	PARENT COMPANY
	09/30/06
Financial Institution	Investments Nature		Rectifiers		Total
	NTN-D	Overnight	Provision for Income Tax	Liabilities
Exclusive Funds
ABN Amro	-	-	(816)	(40)	84,940
Banco do Brasil	-	-	(2,381)	(117)	306,396
Bradesco	-	-	(585)	(1)	62,780
CEF	-	-	(1,829)	(52)	178,821
Itaú	-	-	(975)	(44)	105,245
Safra	-	-	(323)	-	27,956
Santander	1,039	-	(2,754)	(329)	309,724
Unibanco	-	-	(2,242)	(63)	236,987
Votorantim	-	-	(2,667)	(5)	219,151
Total Exclusive Funds	1,039	-	(14,572)	(651)	1,532,000
Other Investments
Safra – New York	-	8,544	-	-	8,544
Total of Other Investments	-	8,544	-	-	8,544
Total High-Liquid Investments	1,039	8,544	(14,572)	(651)	1,540,544

Partial block related to Contractual Retentions					(92,156)
Partial block by judicial determination, considered in Judicial Deposits					(14,325)
Total High-Liquid Financial Investments, Net of Contractual Retentions					1,434,063

CONSOLIDATED
	09/30/06
Financial Institution	Investments Nature
	LTN (swap coverage)	LFT	Over Selic	CDB	NBC-E	NTN-D
Exclusive Funds
ABN Amro	65,849	19,745	202	-	-	-
Banco do Brasil	196,267	222,216	23,329	-	-	-
Bradesco	51,415	12,322	8,288	-	-	-
CEF	109,471	47,851	36,033	7,041	-	-
Itaú	117,296	10,172	9,015	-	-	-
Safra	19,454	4,908	114	3,803	-	-
Santander	222,444	76,067	298	-	28,228	1,090
Unibanco	183,541	95,988	8,236	8,079	-	-
Votorantim	91,673	71,458	43,367	15,326	-	-
Total Exclusive Funds	1,057,410	560,727	128,882	34,249	28,228	1,090
Other Investments
Safra – New York	-	-	-	444	-	-
Smith Barney	-	-	-	27	-	-
Other Institutions	-	-	-	6,737	-	-
Total of Other Investments	-	-	-	7,208	-	-
Total High-Liquid Investments	1,057,410	560,727	128,882	41,457	28,228	1,090

...continued	CONSOLIDATED
	09/30/06
Financial Institution	Investments Nature		Rectifiers		Total
	Open Investment Funds (Fixed Income)	Overnight	Provision for Income Tax	Liabilities
Exclusive Funds
ABN Amro	-	-	(816)	(40)	84,940
Banco do Brasil	-	-	(3,387)	(140)	438,285
Bradesco	106	-	(585)	(1)	71,545
CEF	-	-	(1,865)	(57)	198,474
Itaú	-	-	(1,093)	(57)	135,333
Safra	-	-	(323)	-	27,956
Santander	-	-	(2,754)	(345)	325,028
Unibanco	-	-	(2,267)	(78)	293,499
Votorantim	-	-	(2,667)	(5)	219,152
Total Exclusive Funds	106	-	(15,757)	(723)	1,794,212
Other Investments
BankBoston	17,783	-	-	-	17,783
Safra – New York	-	8,544	-	-	8,988
Smith Barney	19,529	-	-	-	19,556
Other Institutions	5,825	-	-	-	12,562
Total of Other Investments	43,137	8,544	-	-	58,889
Total High-Liquid Investments	43,243	8,544	(15,757)	(723)	1,853,101

Partial block related to Contractual Retentions	(192,156)
Partial block by judicial determination, considered in Judicial Deposits	(14,325)
Total High-Liquid Financial Investments, Net of Contractual Retentions	1,646,620

Exclusive funds, which are regularly audited and for which there is no unqualified opinion, are subject to liabilities restricted to the payment of services rendered by the asset management, attributed to investment operations, such as custody, audit and other expenses rates, not existing relevant financial liabilities, as well as Company’s assets to guarantee those liabilities.

Statement of Cash Flows

PARENT COMPANY	CONSOLIDATED
	09/30/06	09/30/05(1)	09/30/06	09/30/05(1)
Operating Activities
Net Income (Losses) for the Period	177,808	(37,742)	177,808	(37,742)
Minority Interest	-	-	(1,577)	9,292
Income Items not Affecting Cash	2,768,110	3,002,583	2,981,948	3,021,946
Depreciation and Amortization	1,659,861	1,794,805	2,010,265	2,094,649
Provision for Contingencies	323,401	163,036	334,477	146,666
Equity in Subsidiaries	305,863	500,833	-	-
Losses on Accounts Receivables from Services	273,762	236,645	304,971	249,950
Allowance for Doubtful Accounts	(20,413)	19,107	(16,470)	41,878
Deferred Taxes	185,951	174,448	316,767	379,133
Provision for Pension Plans	28,270	93,892	28,270	93,892
Income in Permanent Assets Write-off	11,415	19,822	3,710	15,778
Other (Revenues) Expenses	-	(5)	(42)	-
Equity Changes	(1,077,713)	(1,020,532)	(1,393,970)	(1,341,150)
Provisions for Contingencies	(273,966)	(134,815)	(277,085)	(133,536)
Taxes	(259,272)	(272,069)	(503,665)	(687,443)
Judicial Deposits	(184,739)	(144,776)	(187,551)	(145,788)
Trade Accounts Receivable	(168,155)	(424,894)	(202,291)	(511,813)
Provisions for Pension Plans	(96,149)	(74,001)	(96,149)	(74,001)
Contractual Retentions	(92,156)	-	(192,156)	-
Accounts Payable and Accrued Expenses	(68,781)	4,878	(58,625)	(31,468)
Payroll, Social Charges and Benefits	23,556	28,611	23,311	34,360
Financial Charges	25,886	(77,656)	64,492	(40,707)
Inventories	784	1,370	34,881	105,380
Other Assets and Liabilities Accounts	15,279	72,820	868	143,866
Cash Flow from Operating Activities	1,868,205	1,944,309	1,764,209	1,652,346

Financing Activities
Dividends/Interest on Shareholders’ Equity Paid in the Year	(319,342)	(570,540)	(319,342)	(570,540)
Loans and Financing	(69,855)	(567,226)	(66,828)	(552,301)
Loans Obtained	1,112,181	254,636	1,115,208	269,561
Loans Settled	(1,182,036)	(821,862)	(1,182,036)	(821,862)
Increase (Decrease) of Shareholders’ Equity	7	-	7	-
Acquisition of Own Shares	29	(62,272)	29	(62,272)
Cash Flow from Financing Activities	(389,161)	(1,200,038)	(386,134)	(1,185,113)

Investment Activities
Investments in Permanent Assets	(1,303,822)	(1,100,274)	(1,240,749)	(1,377,955)
Temporary investments	(204,757)	88,387	(196,446)	(746)
Funds Obtained in the Sale of Permanent Assets	11,506	2,602	11,648	3,110
Other Investment Activity Flows	-	(464,038)	-	-
Cash Flow from Investment Activities	(1,497,073)	(1,473,323)	(1,425,547)	(1,375,591)

Cash Flow for the Period	(18,029)	(729,052)	(47,472)	(908,358)

Cash and Cash Equivalents
Closing Balance	1,461,011	1,234,472	1,682,611	1,489,452
Opening Balance (on December 31)	1,479,040	1,963,524	1,730,083	2,397,810
Variation of Cash and Cash Equivalents	(18,029)	(729,052)	(47,472)	(908,358)
(1) Reclassification in some lines of cash flows of 2005 took place, aiming at the adequacy to the way presented in the current year.

18. TEMPORARY INVESTMENTS

On 04/28/06 and 09/19/06, the Company acquired securities issued by the Republic of Austria, with remuneration linked to CDI average variation percentage. The maturity of these securities will occur on 12/21/06 and 02/16/07, so the restated amount for the quarter closing date was R$197,027 (R$106,539 on 06/30/06).

19. TRADE ACCOUNTS RECEIVABLE

The amounts related to accounts receivable are as follows:

PARENT COMPANY	CONSOLIDATED
	09/30/06	06/30/06	09/30/06	06/30/06
Billed Services	1,335,515	1,355,164	1,475,895	1,489,248
Services to be Billed	824,599	858,322	862,579	895,115
Sales of Goods	3,673	5,142	73,287	78,192
Subtotal	2,163,787	2,218,628	2,411,761	2,462,555
Allowance for Doubtful Accounts	(309,392)	(323,594)	(345,158)	(356,761)
Services Rendered	(309,392)	(323,594)	(338,501)	(350,375)
Sales of Goods	-	-	(6,657)	(6,386)
Total	1,854,395	1,895,034	2,066,603	2,105,794
Due	1,412,611	1,390,861	1,592,952	1,566,045
Past due:
01 to 30 Days	360,252	369,508	385,072	391,562
31 to 60 Days	104,809	120,460	115,953	129,318
61 to 90 Days	61,520	75,976	67,978	82,868
91 to 120 Days	49,744	63,848	55,390	71,215
More than 120 Days	174,851	197,975	194,416	221,547

20. INVENTORIES

The maintenance and resale inventories, to which provisions are recorded for losses or adjustments to the forecast in which they must be realized, are composed as follows:

PARENT COMPANY	CONSOLIDATED
	09/30/06	06/30/06	09/30/06	06/30/06
Inventory for Resale (Cell Phones and Accessories)	-	-	75,097	97,624
Maintenance Inventory	5,799	6,408	11,845	12,406
Provision for the Adjustment to the Realization Value	-	-	(32,015)	(37,896)
Provision for Potential Losses	(1,606)	(1,596)	(6,773)	(6,763)
Total	4,193	4,812	48,154	65,371

21. LOANS AND FINANCING - ASSETS

PARENT COMPANY	CONSOLIDATED
	09/30/06	06/30/06	09/30/06	06/30/06
Loans and Financing	8,343	8,974	8,382	9,030
Total	8,343	8,974	8,382	9,030
Current	8,126	7,647	8,165	7,703
Long-term	217	1,327	217	1,327

Loans and financing credits refer to the transfer of financial resources to the company responsible for the production of phone directories, and result from the sale of fixed assets to other telephony companies. The variations of IGP-DI and IPA-OG/Industrial Products of Column 27 issued by Fundação Getúlio Vargas – FGV are incurred.

22. DEFERRED AND RECOVERABLE TAXES

PARENT COMPANY	CONSOLIDATED
	09/30/06	06/30/06	09/30/06	06/30/06
Deferred Taxes	786,373	795,561	1,356,032	1,318,136
Other Taxes Recoverable	802,841	776,140	985,276	950,245
Total	1,589,214	1,571,701	2,341,308	2,268,381
Current	864,410	835,124	1,023,320	986,078
Long-term	724,804	736,577	1,317,988	1,282,303

Deferred taxes related to Corporate Income Tax and Social Contribution on Income

PARENT COMPANY	CONSOLIDATED
	09/30/06	06/30/06	09/30/06	06/30/06
Corporate Income Tax
Deferred Income Tax on:
Tax Losses	-	-	399,972	366,252
Provisions for Contingencies	243,210	239,459	244,749	240,690
Provision for Pension Plan Actuarial Insufficiency Coverage	171,065	174,950	171,065	174,950
Allowance for Doubtful Accounts	77,348	82,577	85,900	90,656
ICMS - Agreement 69/98	55,605	52,745	59,192	56,280
Provision for Cofins/CPMF/INSS – Suspended Collection	14,685	14,412	14,685	14,441
Provision for Employee Profit Sharing	10,231	6,292	11,602	7,092
Provision for Inventory Material Loss	8,288	-	8,288	-
Provision for Suspended Collection - FUST	7,916	6,386	8,248	6,386
Provision for Losses- BIA	-	-	1,285	-
TJLP on debits included in REFIS	-	8,187	-	8,187
Other Provisions	10,195	18,465	12,282	22,632
Subtotal	598,543	603,473	1,017,268	987,566
Social Contribution on Income
Deferred Social Contribution on:
Negative Calculation Basis	-	-	144,312	132,076
Provisions for Contingencies	87,556	86,205	88,110	86,648
Provision for Pension Plan Actuarial Insufficiency Coverage	61,583	62,982	61,583	62,982
Allowance for Doubtful Accounts	27,845	29,728	30,924	32,636
Provision for Employee Profit Sharing	4,192	2,604	4,700	2,905
Provision for Inventory Material Loss	2,984	-	2,984	-
ICMS – Agreement 69/98	-	-	1,266	1,251
Provision for Losses- BIA	-	-	463	-
TJLP on debits included in REFIS	-	2,947	-	2,947
Other Provisions	3,670	7,622	4,422	9,125
Subtotal	187,830	192,088	338,764	330,570
Total	786,373	795,561	1,356,032	1,318,136
Current	241,326	242,319	267,673	268,439
Long-term	545,047	553,242	1,088,359	1,049,697

The following table shows the periods in which the deferred tax assets corresponding to income tax and social contribution on net income (CSLL) are expected to be realized, which are derived from temporary differences between book value on the accrual basis and the taxable income, as well as in the tax loss and in the negative basis of social contribution, when existing. The realization periods are based on a technical study that used forecast future taxable income, generated in fiscal years when the temporary differences will become deductible expenses for tax purposes. These assets are recorded in accordance with CVM Instruction 371/02 requirements, and in view of the closing of the fiscal years the technical study is submitted to the approval of the board of executive officers and the Board of Directors, as well as its examination by the Fiscal Council.

PARENT COMPANY	CONSOLIDATED
2006	80,674	93,067
2007	268,437	283,048
2008	90,326	105,068
2009	90,326	112,418
2010	94,939	131,921
2011 to 2013	14,038	78,305
2014 to 2015	28,076	432,648
After 2015	119,557	119,557
Total	786,373	1,356,032
Current	241,326	267,673
Long-term	545,047	1,088,359

The recoverable amount expected after 2015 is a result of a provision to cover an actuarial insufficiency of pension plans that is being settled according to the maximum remaining period of 15 years and three months, in line with the period established by the Supplementary Pension Department (“SPC”). Despite the time limit stipulated by the SPC and according to the estimated future taxable income, the Company presents conditions to fully offset the deferred taxes in a period lower than ten years, if it opts to fully anticipate the payment of the debt. Tax credits in the amount of R$131,416, attributed to the Consolidated, were not recorded due to the non-existence of necessary requirements for the history and/or future forecast of taxable income in VANT, BrT Multimídia and BrT CSB, subsidiaries that the Company holds control.

Other Taxes Recoverable

They are comprised of federal withholding taxes and payments made, calculated based on legal estimates, which will be offset against future tax obligations. The ICMS recoverable arises, for the most part, from credits recorded in the acquisition of fixed assets, whose compensation with ICMS payable may occur in up to 48 months, according to Supplementary Law 102/00.

PARENT COMPANY	CONSOLIDATED
	09/30/06	06/30/06	09/30/06	06/30/06
ICMS	483,739	405,477	618,386	535,964
Corporate Income Tax	125,790	110,571	145,487	126,172
PIS and COFINS	158,889	172,681	179,955	195,006
Social Contribution on Net Income	33,788	86,901	37,277	89,169
Other	635	510	4,171	3,934
Total	802,841	776,140	985,276	950,245
Current	623,084	592,805	755,647	717,639
Long-term	179,757	183,335	229,629	232,606

23. INCOME SECURITIES

Represented by bank deposit certificates (CDB) of Banco de Brasília S.A. – BRB, remunerated with 95% of SELIC rate, maintained as guarantee of the financing obtained through Programa de Promoção do Desenvolvimento Econômico e Sustentável do Distrito Federal (Program to Promote Integrated Economic and Sustainable Development of the Federal District – PRÓ-DF). These income securities will be maintained during the period of utilization and amortization of financing (liability), whose grace period establishes the first payment for year 2019, payable in 180 monthly, consecutive installments. This asset may be used to pay the final installments of that financing.

PARENT COMPANY	CONSOLIDATED
	09/30/06	06/30/06	09/30/06	06/30/06
Banco de Brasília S.A. BRB – Bank Deposit Certificates	748	678	3,167	2,915
Total	748	678	3,167	2,915
Long-Term	748	678	3,167	2,915

24. JUDICIAL DEPOSITS

Balances of judicial deposits related to contingencies with level of possible and remote risk of loss:

PARENT COMPANY	CONSOLIDATED
Subject to (by Nature of Demands)	09/30/06	06/30/06	09/30/06	06/30/06
Labor	146,140	76,268	147,818	76,623
Tax	92,757	115,577	96,003	118,118
Civil	111,905	28,312	112,830	28,775
Total	350,802	220,157	356,651	223,516
Current	71,327	55,331	72,288	56,214
Long-term	279,475	164,826	284,363	167,302

25. CONTRACTUAL RETENTIONS

They refer to the retained portion of investments funds, in view of the financing agreements maintained with BNDES. Further information is mentioned in note 5 h. The retained amount was R$92,156 (R$91,439 on 06/30/06) for the Company and R$192,156 (R$191,439 on 06/30/06) for the Consolidated.

26. OTHER ASSETS

PARENT COMPANY	CONSOLIDATED
	09/30/06	06/30/06	09/30/06	06/30/06
Advances to Suppliers	26,114	25,689	27,809	31,541
Advances to Employees	29,362	30,502	34,298	35,718
Receivables from Other Telecom Companies	11,832	8,296	11,832	8,296
Prepaid Expenses	72,205	72,328	100,729	110,299
Compulsory Deposits	1,750	1,750	1,750	1,750
Assets for Sale	1,192	1,254	1,192	1,254
Contractual Guarantees and Retentions	344	455	1,125	1,260
Other	5,527	8,106	11,135	13,344
Total	148,326	148,380	189,870	203,462
Current	110,789	110,167	139,405	151,336
Long-term	37,537	38,213	50,465	52,126

27. INVESTMENTS

PARENT COMPANY	CONSOLIDATED
	09/30/06	06/30/06	09/30/06	06/30/06
Investments Carried Under the Equity in Subsidiaries	2,558,921	2,456,852	-	-
14 Brasil Telecom Celular S.A.	1,780,121	1,663,494	-	-
BrT Serviços de Internet S.A.	674,887	394,744	-	-
BrT Subsea Cable Systems (Bermudas) Ltd.	-	290,353	-	-
MTH Ventures do Brasil Ltda.	103,910	108,257	-	-
Santa Bárbara dos Pinhais S.A.	3	1	-	-
Santa Bárbara dos Pampas S.A.	-	1	-	-
Santa Bárbara do Cerrado S.A.	-	1	-	-
Santa Bárbara do Pantanal S.A.	-	1	-	-
Advances for Future Capital Increase	8,345	6,696	-	-
BrT Serviços de Internet S.A.	6,695	6,696	-	-
Vant Telecomunicações S.A.	1,650	-	-	-
Goodwill Paid on Acquisition of Investments, Net	57,023	62,541	259,702	277,210
MTH Ventures do Brasil	57,023	62,541	57,023	62,541
IG Cayman	-	-	153,574	164,534
Companies IBEST	-	-	45,813	46,373
Companies BRT Cabos Submarinos	-	-	3,292	3,762
Interest Valued at Acquisition Cost	39,148	39,148	39,148	39,148
Tax Incentives, Net of Allowance for Losses	20,452	20,491	20,452	20,491
Other Investments	373	373	389	389
Total	2,684,262	2,586,101	319,691	337,238

The Company holds a 100% interest in the capital stock of Vant Telecomunicações S.A. On the quarter closing date, VANT negative shareholders’ equity was R$18,545 (R$18,098 on 06/30/06), and a provision at the amount of the unsecured liabilities of the Subsidiary was recorded in the Company.

In the occurrence of advances for future capital increase in favor of the subsidiaries, they are considered in the investments appraisal, since the allocated investments are waiting for the formalization of the corporate acts of these companies to perform the respective capital increases.

Investments Valued Using the Equity Method of Accounting: the main data related to directly controlled companies are as follows:

	BrT Celular		BrTI		BrT SCS(1)
	09/30/06	06/30/06	09/30/06	06/30/06	09/30/06	06/30/06
Shareholders’ Equity	1,780,121	1,663,494	674,887	394,744	-	365,369
Capital	2,739,163	2,544,232	675,703	403,071	-	405,614
Book Value per Share/Quota (R$)	649.92	653.83	999.83	979.34	-	1.86
Number of Shares/Quotas Held by the Company (in thousands)
Common Shares	2,739	2,544	675	403	-	196,157
Ownership % in Subsidiary’s Capital
In Total Capital	100%	100%	100%	100%	-	79.4689%
In Voting Capital	100%	100%	100%	100%	-	79.4689%
(1) On September 13, 2006, the Company gave BrTI the investment that it held in BrT SCS Bermuda, representing a capital payment in BrTI.

	BrT Celular		BrTI		BrT SCS
	09/30/06	09/30/05	09/30/06	09/30/05	09/30/06	09/30/05
Net Income (Loss) at the end of the quarter	(253,086)	(420,603)	19,553	(5,022)	(53,456)	(12,314)

	MTH		VANT
	09/30/06	06/30/06	09/30/06	06/30/06
Shareholders’ Equity	103,910	108,257	(18,545)	(18,098)
Capital	321,150	321,150	123,300	123,300
Book Value per Share/Quota (R$)	0.32	0.34	(0.15)	(0.15)
Number of Shares/Quotas Held by the Company (in thousands)
Common Shares	-	-	123,300	123,300
Quotas	321,150	321,150	-	-
Ownership % in Subsidiary’s Capital
In Total Capital	100%	100%	100%	100%
In Voting Capital	100%	100%	100%	100%

	MTH		VANT
	09/30/06	09/30/05	09/30/06	09/30/05
Net Income (Loss) at the end of the quarter	(8,807)	203	483	(6,044)

The equity in subsidiaries result is composed of the following values:

	Operating
	09/30/06	09/30/05
14 Brasil Telecom Celular S.A.	(253,086)	(420,603)
BrT Serviços de Internet S.A.	19,553	(5,022)
BrT Subsea Cable Systems (Bermudas) Ltd.(1)	(64,003)	(69,367)
MTH Ventures do Brasil Ltda.	(8,807)	203
Vant Telecomunicações S.A.	483	(6,044)
Santa Bárbara do Pantanal S.A.	(1)	-
Santa Bárbara dos Pinhais S.A.	(1)	-
Santa Bárbara do Cerrado S.A.	(1)	-
Total	(305,863)	(500,833)
(1) It includes exchange variation, linked to investment abroad.

The subsidiary Santa Bárbara dos Pinhais S.A. is not operating, and the amount of capital stock is R$4 (R$1 on 06/30/06), for each company, and the Company’s ownership interest in the capital stock of the aforementioned subsidiary is 100%.

Investments assessed using the cost of acquisition: correspond to shareholding obtained by converting shares or capital quotas of the tax incentive investments in the FINOR/FINAM regional programs, the Incentive Law for Information Technology Companies, and the Audiovisual Law. The amount is predominantly composed of shares of other telecommunications companies located in the regions covered by the regional incentives.

Tax incentives: arise from investments in FINOR/FINAM and audiovisual funds, originated in the portions allocated to income tax due.

Other investments: are related to collected cultural assets.

28. PROPERTY, PLANT AND EQUIPMENT

PARENT COMPANY
Property, Plant and Equipment Nature	09/30/06				06/30/06
	Annual depreciation rates	Cost	Accumulated depreciation	Net Value	Net Value
Work in Progress	-	243,360	-	243,360	279,242
Public Switching Equipment	20%	4,978,960	(4,686,413)	292,547	318,393
Equipment and Transmission Means	17.3%(1)	10,794,429	(8,801,256)	1,993,173	2,136,943
Termination	20%	487,692	(455,787)	31,905	31,417
Data Communication Equipment	20%	1,818,636	(1,020,923)	797,713	797,654
Buildings	4%	911,265	(513,667)	397,598	404,168
Infrastructure	8.9%(1)	3,516,817	(2,201,817)	1,315,000	1,358,144
Assets for General Use	18.5%(1)	845,952	(597,465)	248,487	259,222
Land	-	79,811	-	79,811	80,771
Other Assets	20%(1)	703,289	(516,371)	186,918	202,071
Total		24,380,211	(18,793,699)	5,586,512	5,868,025
(1) Annual weighted average rate.

According to the STFC concession agreements, the Company’s assets that are indispensable to providing the service and qualified as “reversible assets” will be automatically reverted to ANATEL when the concession ends, and the Company will be entitled to indemnifications established in the legislation and in the respective agreements. The amount of reversible assets on the quarter closing date was R$20,837,988 for costs, with residual value of R$4,110,619.

CONSOLIDATED
Property, Plant and Equipment Nature	09/30/06				06/30/06
	Annual Depreciation Rates	Cost	Accumulated Depreciation	Net Value	Net Value
Work in Progress	-	376,403	-	376,403	385,904
Public Switching Equipment	20%	5,097,427	(4,717,399)	380,028	391,839
Equipment and Transmission Means	17.5%(1)	11,924,125	(9,200,500)	2,723,625	2,867,027
Termination	20%	488,030	(455,878)	32,152	31,681
Data Communication Equipment	20%	1,887,589	(1,061,534)	826,055	826,219
Buildings	4%	936,043	(522,990)	413,053	419,744
Infrastructure	8.9%(1)	3,724,083	(2,262,172)	1,461,911	1,503,496
Assets for General Use	18.5%(1)	1,051,559	(686,720)	364,839	375,831
Land	-	84,904	-	84,904	85,863
Other Assets	16.4%(1)	1,167,202	(605,103)	562,099	576,179
Total		26,737,365	(19,512,296)	7,225,069	7,463,783
(1) Annual weighted average rate.

Rent Expenses

The Company and its subsidiaries rent properties, rights of way (posts and third-party land areas on roads), equipment and connection means, formalized through several contracts, which mature on different dates. Some of these contracts are intrinsically related to the provision of services and are long-term agreements. Total rent expenses, means and connections related to such contracts in the quarter amounted to R$268,884 (R$345,411 in 2005) and R$347,727 (R$368,415 in 2005) for the Consolidated.

Leasing

The Company has financial leasing agreements for information technology equipment. Recorded leasing expenses in the quarter amounted to R$12,921 (R$7,119 in 2005) and R$13,319 (R$8,602 in 2005) for the Consolidated.

Insurance

An insurance policy program is maintained for covering reversible assets, loss of profits and contract guarantees, as established in the Concession Contract with the government. Insurance expenses were R$7,400 (R$7,139 in 2005) and R$9,556 (R$9,242 in 2005) for the Consolidated.

The assets, responsibilities and interests covered by insurance are the following:

Type	Coverage	Amount Insured
		09/30/06	06/30/06
Operating risks	Buildings, machinery and equipment, facilities, call centers, towers, infrastructure and information technology equipment	12,092,882	12,087,247
Loss of profit	Fixed expenses and net income	9,015,211	9,015,211
Contract Guarantees	Compliance with contractual obligations	143,648	143,648
Civil Liability	Telephone service operations	12,000	12,000

There is also insurance coverage for the management civil liability, supported in the policy of Brasil Telecom Participações S.A., extensive to the Parent Company and the Company, and the total amount insured is equivalent to forty five million U.S. dollars (US$45,000,000.00) .

There is no insurance coverage for optional civil liability related to third party claims involving Company’s vehicles.

The assumptions of adopted risks, given their nature, do not integrate the scope of a quarterly information review, consequently, they were not examined by our independent auditors.

29. DEFERRED CHARGES

PARENT COMPANY
	09/30/06		06/30/06
	Cost	Accumulated Amortization	Net Value	Net Value
Data Processing Systems	796,652	(396,329)	400,323	392,206
Installation and Reorganization Costs	51,728	(34,389)	17,339	22,459
Other	58,284	(14,149)	44,135	43,376
Total	906,664	(444,867)	461,797	458,041

CONSOLIDATED
	09/30/06		06/30/06
	Cost	Accumulated Amortization	Net Value	Net Value
Data Processing Systems	1,046,313	(474,699)	571,614	561,750
Installation and Reorganization Costs	337,353	(190,058)	147,295	160,634
Goodwill derived from Merger	34,660	(34,278)	382	637
Other	71,080	(15,116)	55,964	55,555
Total	1,489,406	(714,151)	775,255	778,576

30. PAYROLL AND RELATED CHARGES

PARENT COMPANY	CONSOLIDATED
	09/30/06	06/30/06	09/30/06	06/30/06
Salaries and Compensation	374	211	3,841	2,503
Payroll Charges	73,261	65,140	86,339	76,962
Benefits	5,169	4,928	5,840	5,585
Other	5,076	5,287	5,505	5,735
Total	83,880	75,566	101,525	90,785

31. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

PARENT COMPANY	CONSOLIDATED
	09/30/06	06/30/06	09/30/06	06/30/06
Suppliers	1,213,804	1,143,605	1,509,920	1,444,104
Third-Party Consignments	92,241	121,665	115,958	149,987
Total	1,306,045	1,265,270	1,625,878	1,594,091
Current	1,284,687	1,243,221	1,604,402	1,571,915
Long-term	21,358	22,049	21,476	22,176

The amounts recorded under long-term are derived from liabilities to remunerate the third party network, the settlement of which depends on verification between the operators, such as the reconciliation of traffic.

32. INDIRECT TAXES

PARENT COMPANY	CONSOLIDATED
	09/30/06	06/30/06	09/30/06	06/30/06
ICMS, net of Judicial Deposits of Agreement 69/98	730,926	760,558	793,830	817,637
ICMS	953,347	971,539	1,016,454	1,028,798
Judicial Deposits referring to Agreement ICMS 69/98	(222,421)	(210,981)	(222,624)	(211,161)
Taxes On Operating Revenues (COFINS and PIS)	89,371	130,018	98,703	136,180
Other	37,034	38,938	52,665	54,257
Total	857,331	929,514	945,198	1,008,074
Current	715,709	713,101	800,669	788,585
Long-term	141,622	216,413	144,529	219,489

The Company paid PIS and COFINS taxes in installments, through the Special Payment in Installments (PAES), whose balance, restated by the long-term interest rate (TJLP), amounts to R$10,286 (R$17,526 on 06/30/06), to be paid in installments for the remaining 81 months.

The balance referring to ICMS comprises amounts resulting from the Agreement 69/98, which has been questioned in Court, and court deposits have been monthly made. It also includes the ICMS deferral, based on incentives by the government of the State of Paraná.

33. TAXES ON INCOME

PARENT COMPANY	CONSOLIDATED
	09/30/06	06/30/06	09/30/06	06/30/06
Corporate Income Tax
Payables Due	82,234	23,617	97,947	33,906
Law 8,200/91 - Special Monetary Restatement	6,397	6,706	6,397	6,706
Subtotal	88,631	30,323	104,344	40,612
Social Contribution on Income
Payables Due	29,551	11,042	33,523	13,027
Law 8,200/91 - Special Monetary Restatement	2,303	2,414	2,303	2,414
Subtotal	31,854	13,456	35,826	15,441
Total	120,485	43,779	140,170	56,053
Current	98,400	24,972	117,578	36,726
Long-term	22,085	18,807	22,592	19,327

34. DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY AND PROFIT SHARING

PARENT COMPANY	CONSOLIDATED
	09/30/06	06/30/06	09/30/06	06/30/06
Controlling Shareholders	140,104	140,104	140,104	140,104
Dividends/Interest on Shareholders’ Equity	164,828	164,828	164,828	164,828
Withholding Income Tax on Interest on Shareholders’ Equity	(24,724)	(24,724)	(24,724)	(24,724)
Minority Shareholders	122,899	128,533	122,899	128,634
Dividends/Interest on Shareholders’ Equity	80,172	80,172	80,172	80,172
Withholding Income Tax on Interest on Shareholders’ Equity	(7,202)	(12,026)	(7,202)	(12,026)
Unclaimed Dividends of Previous Years	49,929	60,387	49,929	60,488
Total Shareholders	263,003	268,637	263,003	268,738
Employees and Management Profit Sharing	51,455	33,888	57,374	37,997
TOTAL	314,458	302,525	320,377	306,735

35. LOANS AND FINANCING (Including Debentures)

PARENT COMPANY	CONSOLIDATED
	09/30/06	06/30/06	09/30/06	06/30/06
Loans	47,846	50,803	69,479	72,338
Accrued Interest and Other on Loans	135	366	135	366
Financing	4,482,954	4,171,338	4,500,880	4,188,976
Accrued Interest and Other on Financing	271,686	311,394	272,005	311,599
Total	4,802,621	4,533,901	4,842,499	4,573,279
Current	1,106,669	1,580,147	1,106,987	1,580,351
Long-term	3,695,952	2,953,754	3,735,512	2,992,928

Loans

PARENT COMPANY	CONSOLIDATED
	09/30/06	06/30/06	09/30/06	06/30/06
Loans with Parent Company – Foreign Currency	47,981	51,169	47,981	51,169
Loans – Other – Foreign Currency	-	-	21,633	21,535
Total	47,981	51,169	69,614	72,704
Current	6,514	6,716	6,514	6,716
Long-term	41,467	44,453	63,100	65,988

The loans balance with the Parent Company is restated according to the U.S. Dollar variation, plus interest of 1.75% p.a.

The amount recorded as Other Loans, at the amount of R$21,633 (R$21,535 on 06/30/06) refers to a VANT’s debt with the former parent company. Such liability is due on 12/31/15, restated only by the U.S. dollar exchange variation.

PARENT COMPANY	CONSOLIDATED
	09/30/06	06/30/06	09/30/06	06/30/06
BNDES	1,847,809	2,052,478	1,847,809	2,052,478
Domestic Currency	1,612,839	1,790,783	1,612,839	1,790,783
Basket of Currencies, including dollar	234,970	261,695	234,970	261,695
Financial Institutions	1,254,054	1,334,087	1,272,299	1,351,930
Domestic Currency	44,794	45,565	63,039	63,408
Foreign Currency	1,209,260	1,288,522	1,209,260	1,288,522
Private Debentures	-	553,202	-	553,202
Public Debentures	1,650,569	539,988	1,650,569	539,988
Suppliers – foreign currency	2,208	2,977	2,208	2,977
Total	4,754,640	4,482,732	4,772,885	4,500,575
Current	1,100,155	1,573,431	1,100,473	1,573,635
Long-term	3,654,485	2,909,301	3,672,412	2,926,940

Financing denominated in domestic currency: bear fixed interest rates from 2.4% p.a. to 14% p.a., resulting in a weighted average rate of 9.4% p.a. and variable interest based on TJLP (Long-term interest rate) plus 3.85% to 6.5% p.a., UMBNDES (unit of the National Social and Economic Development Bank) plus 3.85% p.a. to 6.5% p.a., 104% of CDI, CDI + 1.0%, and General Market Price Index (IGP-M) plus 12% p.a. resulting, these variable interest, in a weighted average rate of 14.1% p.a.

Financing denominated in foreign currency: bear fixed interest rates of 0% to 9.38% p.a., resulting in a weighted average rate of 8.2% p.a. and variable interest rates of LIBOR plus 0.5% p.a., 1.92% p.a. over the YEN LIBOR, resulting in a weighted average rate of 2.5% p.a. The LIBOR and YEN LIBOR rates on 06/30/2006, semiannual payments were 5.56% p.a. and 0.48625% p.a., respectively.

Public Debentures:

Third Public Issue: 50,000 debentures non-convertible into shares without renegotiation clause, with a unit face value of R$10, totaling R$500,000, issued on July 5, 2004. The maturity period is five years, coming due on July 5, 2009. Yield corresponds to an interest rate of 100% of the CDI plus 1% p.a., payable half-yearly.

Forth Public Issue: 108,000 debentures not convertible into shares without renegotiation clause, for the unit face value of R$10, amounting to R$1,080,000 on July 1, 2006. The payment term is seven years, with issue date as of June 1, 2006 and maturity on June 1, 2013. The remuneration corresponds to the interest rate of 104.0% of CDI and its payment periodicity is semiannual. Amortization, which shall indistinctly consider all debentures, will occur annually as from June 1, 2011, in three installments of 33.3%, 33.3% and 33.4% of the unit face value, respectively.

On June 30, 2006 there were no own issuance debentures acquired.

Repayment Schedule

The long-term debt is scheduled to be paid in the following fiscal years:

PARENT COMPANY	CONSOLIDATED
	09/30/06	06/30/06	09/30/06	06/30/06
2007	215,176	479,945	215,176	479,945
2008	439,793	528,895	439,793	528,895
2009	935,826	930,571	935,826	930,571
2010	430,926	425,928	430,926	425,928
2011	496,336	134,461	496,336	134,461
2012	366,711	7,039	366,711	7,039
2013 onwards	811,184	446,915	850,744	486,089
Total	3,695,952	2,953,754	3,735,512	2,992,928

Currency/index debt composition

PARENT COMPANY	CONSOLIDATED
Restated by	09/30/06	06/30/06	09/30/06	06/30/06
TJLP (Long-Term Interest Rate)	1,612,839	1,790,783	1,612,839	1,790,783
CDI	1,650,569	1,093,190	1,650,569	1,093,190
US Dollars	531,053	549,899	552,686	571,434
Yens	358,510	412,023	358,510	412,023
Hedge of the Debt in Yens	369,886	378,648	369,886	378,648
UMBNDES – BNDES Basket of Currencies	207,949	229,405	207,949	229,405
Hedge in UMBNDES	27,021	32,290	27,021	32,290
IGP-M	907	2,567	907	2,567
IGP-DI	5,767	4,207	24,012	22,050
Hedge of the Debt in Dollars	-	2,098	-	2,098
Other	38,120	38,791	38,120	38,791
Total	4,802,621	4,533,901	4,842,499	4,573,279

Guarantees

Loans and financing contracted are guaranteed by collateral of pledge of credit rights derived from the provision of telephony services and the Parent Company’s surety.

The Company has hedge contracts on 39.3% (43.8% for the Consolidated) of its U.S. dollar-denominated and yen loans and financing with third parties and 17.2% of the debt in UMBNDES (basket of currencies) with the BNDES, to protect against significant fluctuations in the quotations of these debts restatement factors. Gains and losses on these contracts are recognized on an accrual basis.

Public debentures have personal guarantee, through surety granted by Brasil Telecom Participações S.A. According to the deed of issue, the Parent Company, in the capacity as intervening guarantor undertakes before the debenture holders as primary obligor and guarantor, to be jointly liable for all obligations assumed by the Company related to such debentures.

36. LICENSES AND CONCESSIONS TO EXPLOIT SERVICES

PARENT COMPANY	CONSOLIDATED
	09/30/06	06/30/06	09/30/06	06/30/06
Personal Mobile Service	-	-	322,117	312,752
Concession of STFC	50,435	33,657	50,435	33,657
Other Licenses	-	-	11,580	11,010
Total	50,435	33,657	384,132	357,419
Current	50,435	33,657	115,917	97,191
Long-term	-	-	268,215	260,228

The licenses for Personal Mobile Services (SMP) are represented by the terms signed, in 2002 and 2004, by the subsidiary 14 Brasil Telecom Celular S.A. with ANATEL, to offer SMP Services for the next fifteen years in the same area of operation where the Company has a concession for fixed telephony. Out of the contracted value, 10% was paid at the time of signing the contract, and the remaining balance was fully recognized in the subsidiary’s liabilities to be amortized in equal, consecutive annual installments, with maturities foreseen for the years 2006 to 2010 (balance of five installments), and 2007 to 2012 (balance of six installments), depending on the fiscal year when the agreements were executed. The remaining balance is adjusted by the variation of IGP-DI, plus 1% per month.

The concession of STFC refers to the provision established according to the accrual basis, taking as basis the application of 1% on the net revenue of taxes. According to the current concession agreement, the payment in favor of ANATEL will have a maturity every two years, defined for April of the odd years and will be equivalent to 2% of the net revenue estimated in the immediately previous year. The first payment is estimated for April 2007.

The amount of other licenses pertains to BrT Multimídia and refers to the authorization granted to the use of radiofrequency blocks associated with the exploitation of multimedia communication services. Initially, such granting was obtained from ANATEL by VANT and on April 2006 the transfer registration to BrTMultimídia took place, which assumed the outstanding balance, with a variation of the IGP-M, plus 1% a month. The settlement of the balance of such obligation will be paid in five equal, consecutive and annual installments, counted as from May 2007.

37. PROVISIONS FOR PENSION PLANS

They refer to the recognition of the actuarial deficit of the pension plans of defined benefit managed by FBrTPREV and Fundação 14 appraised by independent actuaries at the end of each fiscal year in accordance with Deliberation CVM 371/00.

To minimize the effects to be determined in the actuarial revaluation of the end of the year, the effects of the variation of INPC and pro-rata interest of 6% p.a. on the liabilities of the plans are monthly recognized, deducted from earnings of assets belonging to such plans. These charges recorded in the result up to the quarter represented R$24,048. Up to the quarter, R$13,486 was also recognized, resulting from administrative costs, regular costs of plans and non-actuarial variation which took place in the liabilities of the foundations. Additionally, aiming to follow the increase expectation of the longevity of the participants of the sponsored plans, the Company contracted with its independent actuaries a study to enable to add to the recognized provision the economic effects of this trend, resulting in the complement of R$14,784 to the provision established.

The amount paid to Fundação BrTPREV up to the quarter totaled R$96,149 (R$74,001 in 2005) and refers to the amortizing contributions and administrative costs.

The funds for sponsored supplementary pensions are detailed in Note 6.

PARENT COMPANY AND CONSOLIDATED
	09/30/06	06/30/06
FBrTPREV – BrTPREV, Alternativo and Fundador Plans	684,076	699,614
Fundação 14 – PAMEC Plan	182	184
Total	684,258	699,798
Current	44,857	45,136
Long-term	639,401	654,662

38. ADVANCES FROM CUSTOMERS

There are contracts related to the assignment of telecommunications means, for which the customers made advances aimed at obtaining benefits in the future. The long-term balance is forecast to obtain its realization in the following years:

PARENT COMPANY	CONSOLIDATED
	09/30/06	06/30/06	09/30/06	06/30/06
2006	-	367	-	4,945
2007	294	734	5,633	6,941
2008	716	734	7,135	6,941
2009	716	734	7,106	6,912
2010	716	734	6,956	6,763
2011	716	734	6,904	6,259
2012	716	734	6,904	6,259
2013 onwards	707	709	37,245	36,971
TOTAL	4,581	5,480	77,883	81,991

39. OTHER LIABILITIES

PARENT COMPANY	CONSOLIDATED
	09/30/06	06/30/06	09/30/06	06/30/06
Liabilities from Acquisition of Tax Credits	24,826	55,278	24,826	55,278
Self-Financing Funds - Rio Grande do Sul Branch	24,143	24,143	24,143	24,143
Bank Credits and Repeater Receivables under Processing	10,872	12,221	12,181	13,093
CPMF - Suspended Collection	2,249	28,220	2,249	28,220
Other Taxes	1,709	23,773	3,244	24,334
Liabilities with Other Telecommunications Companies	1,618	3,308	2,892	1,618
Self-Financing Installment Reimbursement - PCT	815	914	815	914
Advanced Receivables	-	701	27,940	30,352
Other	6,237	7,253	11,273	12,775
Total	72,469	155,811	109,563	190,727
Current	69,666	127,025	104,459	159,765
Long-term	2,803	28,786	5,104	30,962

Self-financing funds - Rio Grande do Sul branch

They correspond to the credits of capital participation, paid by engaged subscribers, for acquisition of the right of use of switched fixed telephone service, still under the elapsed self-financing modality. It happened that, as the shareholders of the Company had fully subscribed the capital increase made to repay in shares the credits for capital participation, there were no unsold shares to be delivered to the engaged subscribers. Part of these engaged subscribers, who did not accept the Company’s Public Offering for return of the referred credits in cash, as established in article 171, paragraph 2, of Law 6,404/76, are awaiting resolution of the ongoing lawsuit, filed by the Public Prosecution Service and Other, aiming at reimbursement in shares.

Self-financing Installment Reimbursement – PCT

This refers to the payment, either in cash or as offset installments in invoices for services of engaged subscribers derived from the Community Telephony Plan - PCT, in return to the obligation of repayment in shares. For these cases, there is settlement or judicial decision.

40. FUNDS FOR CAPITALIZATION

The expansion plans (self-financing) were the means by which the telecommunications companies financed part of the network investments. With the issue of Administrative Rule 261/97 by the Ministry of Communications, this mechanism for raising funds was eliminated, and the existing amount of R$7,974 (R$7,974 on 06/30/06) is derived from plans sold prior to the issue of the Administrative Rule, the corresponding assets to which are already incorporated in the Company’s fixed assets through the Community Telephony Plant – PCT. For reimbursement in shares, it is necessary to await the judicial ruling on the suits brought by the interested parties.

41. EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION - EBITDA

The EBITDA, reconciled with the operating income (loss), is as follows:

PARENT COMPANY	CONSOLIDATED
	09/30/06	09/30/05	09/30/06	09/30/05
Operating Income (Loss)	107,612	7,136	(24,074)	(175,313)
Financial Expenses, Net	547,501	539,407	574,286	597,631
Depreciation	1,643,306	1,685,240	1,948,013	1,927,032
Amortization of Goodwill/Negative Goodwill in Acquisition of Investments (1)	16,555	16,555	56,392	68,750
EBITDA	2,314,974	2,248,338	2,554,617	2,418,100

Net Operating Revenue	6,843,057	7,120,862	7,555,619	7,546,796

EBITDA Margin	33.8%	31.6%	33.8%	32.0%
(1) It does not include the amortization of special goodwill from merger recorded in the deferred charges, in the permanent assets, whose amortization expense compose the non-operating income.

EBITDA is the operating income (loss) added to the net financial expenses, foreign exchange and net monetary variation of depreciation and amortization. EBITDA is not a measure used in accounting practices adopted in Brazil or in the generally accepted accounting principles in the United States of America (USGAAP), not representing the cash flow to the presented periods and it ought not to be considered as a net income alternative as the operating performance indicator or a cash flow alternative as the liquidity indicator. EBITDA does not have a standardized meaning and our definition of it may not be comparable to the EBITDA or adjusted EBITDA as defined by other companies. Even if EBITDA does not provide, according to the accounting practices used in Brazil and in the United States, an operating cash flow alternative, our management uses it to measure our operating performance. Additionally, we understand that certain investors and financial analysts use EBITDA as an operating performance indicator of a company or its cash flow.

42. COMMITMENTS

Services Rendered due to Acquisition of Assets

BrT SCS Bermuda acquired fixed assets from an already existing company. Together with the assets of underwater cables acquired, it assumed the obligation of providing data traffic services, initially contracted with the company that sold the assets, which was a beneficiary of the financial resources of the respective advances. The time remaining for the providing of such assumed services is approximately eighteen years.

43. INFORMATION PER BUSINESS SEGMENT – CONSOLIDATED

Information per segments is presented in relation to the Company and its subsidiaries’ business, which was identified based on their performance and management structure, as well as the internal management information.

The operations carried out among the business segments presented were based on conditions equivalent to the market.

The income by segment, as well as the equity items presented, takes into consideration the items directly attributable to the segment, also taking into account those which can be allocated on reasonable basis.

	09/30/06
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Elimination among Segments	Consolidated
Gross Operating Revenue	10,142,393	1,198,663	249,894	(481,579)	11,109,371
Deductions from Gross Revenue	(3,154,033)	(370,382)	(31,338)	2,001	(3,553,752)
Net Operating Revenue	6,988,360	828,281	218,556	(479,578)	7,555,619
Cost of Services Rendered and Goods Sold	(4,284,882)	(790,159)	(111,059)	448,619	(4,737,481)
Gross Income	2,703,478	38,122	107,497	(30,959)	2,818,138

Operating Expenses, Net	(1,772,544)	(391,312)	(135,053)	30,983	(2,267,926)
Sale of Services	(756,242)	(307,073)	(87,351)	61,067	(1,089,599)
General and Administrative Expenses	(840,840)	(95,234)	(55,530)	14,893	(976,711)
Other Operating Expenses, Net	(175,462)	10,995	7,828	(44,977)	(201,616)

Operating Income (Loss) Before Financial Revenues (Expenses)	930,934	(353,190)	(27,556)	24	550,212

Trade Accounts Receivable	1,958,976	156,806	67,272	(116,451)	2,066,603
Inventories	4,193	43,961	-	-	48,154
Fixed Assets, Net	5,864,785	1,291,005	69,279	-	7,225,069

	09/30/05
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Elimination among Segments	Consolidated
Gross Operating Revenue	10,370,566	648,856	432,241	(573,803)	10,877,860
Deductions from Gross Revenue	(3,088,910)	(190,985)	(51,202)	33	(3,331,064)
Net Operating Revenue	7,281,656	457,871	381,039	(573,770)	7,546,796
Cost of Services Rendered and Goods Sold	(4,450,714)	(649,942)	(251,845)	480,659	(4,871,842)
Gross Income (Loss)	2,830,942	(192,071)	129,194	(93,111)	2,674,954

Operating Expenses, Net	(1,802,225)	(416,654)	(126,880)	93,123	(2,252,636)
Sale of Services	(867,655)	(329,461)	(85,970)	129,221	(1,153,865)
General and Administrative Expenses	(818,071)	(91,486)	(46,231)	7,893	(947,895)
Other Operating Expenses, Net	(116,499)	4,293	5,321	(43,991)	(150,876)

Operating Income (Loss) Before Financial
Revenues (Expenses)	1,028,717	(608,725)	2,314	12	422,318

	09/30/06
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Elimination among Segments	Consolidated
Trade Accounts Receivable	2,013,784	147,115	71,785	(126,890)	2,105,794
Inventories	4,812	60,559	-	-	65,371
Fixed Assets, Net	6,134,498	1,261,460	67,825	-	7,463,783

44. SUBSEQUENT EVENTS

Financing contracting

On October 5, 2006, BNDES approved a R$2,104,336 financing to the Company, whose destination will be for investments in network infrastructure expansion (voice, data and image) and information technology, so that to continue with the compliance with the universalization and quality targets established by Anatel and allow Brasil Telecom’s consolidation as a telecommunications service multiprovider. From the approved amount, R$1,304,336 will be directly financed by BNDES and R$800,000 will be contracted with a banks’ consortium. The settlement is due in 7.5 years with the grace period of 2.5 years. The remuneration will be equivalent to TJLP plus 4.3% p.a. The financial release of the approved amount is expected to happen between the fourth quarter of the current year up to the end of 2008.

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

See Comments on the Consolidated Performance

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2006	4 - 06/30/2006
1	TOTAL ASSETS	15,405,944	14,931,030
1.01	CURRENT ASSETS	5,429,729	4,845,460
1.01.01	CASH AND CASH EQUIVALENTS	1,682,611	1,174,986
1.01.02	CREDITS	2,066,603	2,105,794
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	2,066,603	2,105,794
1.01.03	INVENTORIES	48,154	65,371
1.01.04	OTHER	1,632,361	1,499,309
1.01.04.01	LOANS AND FINANCING	8,165	7,703
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	1,023,320	986,078
1.01.04.03	JUDICIAL DEPOSITS	72,288	56,214
1.01.04.04	CONTRACTUAL RETENTIONS	192,156	191,439
1.01.04.05	TEMPORARY INVESTMENTS	197,027	106,539
1.01.04.06	OTHER ASSETS	139,405	151,336
1.02	LONG-TERM ASSETS	1,656,200	1,505,973
1.02.01	SUNDRY CREDITS	0	0
1.02.02	CREDITS WITH RELATED PARTIES	0	0
1.02.02. 01	FROM ASSOCIATED COMPANIES	0	0
1.02.02. 02	FROM SUBSIDIARIES	0	0
1.02.02. 03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,656,200	1,505,973
1.02.03.01	LOANS AND FINANCING	217	1,327
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	1,317,988	1,282,303
1.02.03. 03	INCOME SECURITIES	3,167	2,915
1.02.03. 04	JUDICIAL DEPOSITS	284,363	167,302
1.02.03. 05	INVENTORIES	0	0
1.02.03. 06	OTHER ASSETS	50,465	52,126
1.03	PERMANENT ASSETS	8,320,015	8,579,597
1.03.01	INVESTMENTS	319,691	337,238
1.03.01. 01	ASSOCIATED COMPANIES	4	4
1.03.01. 02	SUBSIDIARIES	0	0
1.03.01. 03	OTHER INVESTMENTS	319,687	337,234
1.03.02	PROPERTY, PLANT AND EQUIPMENT	7,225,069	7,463,783
1.03.03	DEFERRED CHARGES	775,255	778,576

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2006	4 - 06/30/2006
2	TOTAL LIABILITIES	15,405,944	14,931,030
2.01	CURRENT LIABILITIES	4,494,979	4,812,999
2.01.01	LOANS AND FINANCING	1,036,418	987,161
2.01.02	DEBENTURES	70,569	593,190
2.01.03	SUPPLIERS	1,488,444	1,421,928
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	918,247	825,311
2.01.04.01	INDIRECT TAXES	800,669	788,585
2.01.04.02	TAXES ON INCOME	117,578	36,726
2.01.05	DIVIDENDS PAYABLE	263,003	268,738
2.01.06	PROVISIONS	217,178	180,946
2.01.06.01	PROVISIONS FOR CONTINGENCIES	172,321	135,810
2.01.06.02	PROVISIONS FOR PENSION PLAN	44,857	45,136
2.01.07	DEBTS WITH RELATED PARTIES	0	0
2.01.08	OTHER	501,120	535,725
2.01.08.01	PAYROLL AND SOCIAL CHARGES	101,525	90,785
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	115,958	149,987
2.01.08.03	EMPLOYEE PROFIT SHARING	57,374	37,997
2.01.08.04	LICENSE FOR OPERATING TELECOMS SERVICES	115,917	97,191
2.01.08.05	ADVANCES FROM CUSTOMERS	5,887	0
2.01.08.06	OTHER OBLIGATIONS	104,459	159,765
2.02	LONG-TERM LIABILITIES	5,457,486	4,727,644
2.02.01	LOANS AND FINANCING	2,155,512	2,492,928
2.02.02	DEBENTURES	1,580,000	500,000
2.02.03	PROVISIONS	1,174,201	1,092,569
2.02.03.01	PROVISION FOR CONTINGENCIES	534,800	437,907
2.02.03.02	PROVISION FOR PENSION PLAN	639,401	654,662
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	547,773	642,147
2.02.05.01	PAYROLL AND SOCIAL CHARGES	0	0
2.02.05.02	SUPPLIERS	21,476	22,176
2.02.05.03	INDIRECT TAXES	144,529	219,489
2.02.05.04	TAXES ON INCOME	22,592	19,327
2.02.05.05	LICENSE FOR OPERATING TELECOMS SERVICES	268,215	260,228
2.02.05.06	ADVANCES FROM CUSTOMERS	77,883	81,991
2.02.05. 07	OTHER LIABILITIES	5,104	30,962
2.02.05. 08	FUNDS FOR CAPITALIZATION	7,974	7,974
2.03	DEFERRED INCOME	0	0
2.04	MINORITY INTEREST	13,989	15,678
2.05	SHAREHOLDERS’ EQUITY	5,439,490	5,374,709
2.05.01	PAID-UP CAPITAL	3,470,758	3,470,758

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

2.05.02	CAPITAL RESERVES	1,327,927	1,327,927
2.05.02.01	GOODWILL ON SHARE SUBSCRIPTION	358,862	358,862
2.05.02.02	SPECIAL GOODWILL ON THE MERGER	0	0
2.05.02.03	DONATIONS AND FISCAL INCENTIVES FOR INVESTMENTS	123,558	123,558
2.05.02.04	INTEREST ON WORKS IN PROGRESS	745,756	745,756
2.05.02. 05	SPECIAL MONETARY CORRECTION-LAW 8200/91	31,287	31,287
2.05.02. 06	OTHER CAPITAL RESERVES	68,464	68,464
2.05.03	REVALUATION RESERVES	0	0
2.05.03. 01	COMPANY ASSETS	0	0
2.05.03. 02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	287,672	287,672
2.05.04.01	LEGAL	287,672	287,672
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	0	0
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	353,133	288,352

07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2006 TO 09/30/2006	4 - 01/01/2006 TO 09/30/2006	5 - 07/01/2005 TO 09/30/2005	6 - 01/01/2005 TO 09/30/2005
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	3,835,182	11,109,371	3,766,684	10,877,860
3.02	DEDUCTIONS FROM GROSS REVENUE	(1,207,192)	(3,553,752)	(1,190,392)	(3,331,064)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	2,627,990	7,555,619	2,576,292	7,546,796
3.04	COST OF GOODS AND/OR SERVICES SOLD	(1,606,090)	(4,737,481)	(1,638,058)	(4,871,842)
3.05	GROSS PROFIT	1,021,900	2,818,138	938,234	2,674,954
3.06	OPERATING EXPENSES/REVENUES	(916,076)	(2,842,212)	(976,202)	(2,850,267)
3.06.01	SELLING EXPENSES	(349,701)	(1,089,599)	(408,118)	(1,153,865)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(322,185)	(976,711)	(322,748)	(947,895)
3.06.03	FINANCIAL	(136,323)	(574,286)	(131,847)	(597,631)
3.06.03.01	FINANCIAL INCOME	108,480	334,688	169,454	611,106
3.06.03.02	FINANCIAL EXPENSES	(244,803)	(908,974)	(301,301)	(1,208,737)
3.06.04	OTHER OPERATING INCOME	80,816	367,036	99,184	267,051
3.06.05	OTHER OPERATING EXPENSES	(188,683)	(568,652)	(212,673)	(417,927)
3.06.06	EQUITY IN THE EARNINGS OF SUBSIDIARIES AND ASSOCIATED COMPANIES	0	0	0	0
3.07	OPERATING INCOME	105,824	(24,074)	(37,968)	(175,313)
3.08	NON-OPERATING INCOME	(6,570)	(23,695)	(36,149)	(108,715)
3.08.01	REVENUES	12,091	35,877	8,449	31,473
3.08.02	EXPENSES	(18,661)	(59,572)	(44,598)	(140,188)
3.09	INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	99,254	(47,769)	(74,117)	(284,028)
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(46,399)	(21,000)	(6,066)	15,478
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY INTEREST/CONTRIBUTIONS	0	0	0	0
3.12.01	INTEREST	0	0	0	0

07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 – 07/01/2006 TO 09/30/2006	4 - 01/01/2006 TO 09/30/2006	5 – 07/01/2005 TO 09/30/2005	6 - 01/01/2005 TO 09/30/2005
3.12.02	CONTRIBUTIONS	0	0	0	09
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	0	245,000	0	240,100
3.14	MINORITY INTEREST	1,858	1,577	(2,632)	(9,292)
3.15	INCOME (LOSS) FOR THE PERIOD	54,713	177,808	(82,815)	(37,742)
	NUMBER OF OUTSTANDING SHARES, EX-TREASURY (THOUSAND)	54,272,191	547,272,191	541,618,899	541,618,899
	EARNINGS PER SHARE	0.00010	0.00032
	LOSS PER SHARE			(0.00015)	(0.00007)

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)		CORPORATE LAW
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		Date: September 30, 2006

01131-2	BRASIL TELECOM S.A.	76.535.764/0001-43

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

PERFORMANCE REPORT – 3rd QUARTER 2006

The performance report presents the consolidated figures of Brasil Telecom S.A. and its subsidiaries, as mentioned in Note 1 of this Quarterly Information.

OPERATING PERFORMANCE (not reviewed by independent auditors)

Fixed Telephony

Plant

Operating Data	3Q06	2Q06	3Q06/2Q06
			(%)

Lines Installed (thousand)	10,795	10,795	-
Additional Lines Installed (thousand)	-	(20)	N.A.

Lines in Service – LES (thousand)	8,623	9,407	(8.3)
- Residential (thousand)	5,652	5,940	(4.9)
- Non-residential (thousand)	1,314	1,401	(6.3)
- Public Telephones – TUP (thousand)	289	291	(0.7)
- Prepaid (thousand)	-	316	(88.4)
- Hybrid (thousand)	695	819	(15.2)
- Other (includes PABX) (thousand)	675	640	(0.2)
Additional Lines in Service (thousand)	(784)	(133)	476.5

Average Lines in Service – LMES (thousand)	9,092	9,484	(4.8)

LES/100 Inhabitants	20	22	(8.6)
TUP/1,000 Inhabitants	7	7	(1.0)
TUP/100 Lines Installed	3	1	(0.7)

Utilization Rate (in Service/Installed)	79.9%	87.1%	(7.3)p.p.

Digitalization Rate	100.0%	100.0% -	-

Fixed Plant
The utilization rate showed a reduction of 7.3 p.p. during 3Q06 (79.9% at the end of the quarter). At the end of 3Q06, Brasil Telecom’s plant was comprised of 10.8 million lines installed, 8.6 million of which were in service.

Traffic

Operating Data	3Q06	2Q06	3Q06/2Q06
			(%)

Exceeding Pulses (million)	2,228	2,142	4.0

VC-1 (million minutes)	722	700	3.1

Domestic Long Distance – LDN (million minutes)	1,410	1,395	1.0

VC-2 (million minutes)	154	160	(3.6)

VC-3 (million minutes)	97	100	(2.5)

Exceeding Local Pulses
In 3Q06, Brasil Telecom reached 2.2 billion exceeding pulses, representing a 4% increase compared to 2Q06. Several factors have contributed to this performance, such as: more business days during the quarter although it still contributes negatively to the increase in the plant of ADSL accesses and the migration of fixed to mobile calls.

Long-Distance Traffic
Long-distance traffic in 3Q06 grew 1.0% compared to 2T06 and totaled 1.4 billion minutes. The factor that explains this increase is more business days during the quarter, offset by the share increase of LDN (Domestic Long Distance) plans with franchise.

LD Market Share	Brasil Telecom closed 3Q06 with a 63.1% market share in the inter-regional segment and a 37.0% share in the international segment (quarterly average).

In 3Q06, Brasil Telecom posted an average market share of 85.4% in the intra-regional segment, 0.6 p.p. higher than the 84.8% recorded in 2Q06. In the inter-regional and international segments, Brasil Telecom increased its share by 1.3 p.p. and 1.4 p.p., respectively, of the market share in 12 months. In the intra-sectorial segment, Brasil Telecom reached a 90.8% market share.

Mobile Telephony

Operating Data	3Q06	2Q06	3Q06/2Q06
			(%)

Customers (thousand)	3,051	2,772	10.1
Postpaid	947	900	5.2
Prepaid	2,104	1,872	12.4
Net Additions (thousand)	279	311	(10.2)
Postpaid	47	79	(40.3)
Prepaid	232	232	0.1
Gross Additions (thousand)	443	515	(14.0)
Postpaid	107	107	0.2
Prepaid	336	409	(17.7)
Cancellations (thousand)	164	204	(19.9)
Postpaid	31	28	13.3
Prepaid	133	177	(25.1)
Annual Churn	22.5%	31.3%	(8.8)p.p.
Postpaid	13.5%	12.8%	0.7p.p.
Prepaid	26.7%	40.3%	(13.6)p.p.
Customer Acquisition Cost (SAC)	148	152	2.4
Market Share	11.4%	10.7%	0.7p.p.
Assisted Locations	810	796	1.8
% Population Coverage	87.0%	87.0%	-
Radio Base Stations (ERBs)	2,251	2,147	4.8
Commutation and Control Centers (CCCs)	10	9	11.1
Employees	632	632	-

Mobile Accesses
BrT Móvel reached 3,051.0 thousand mobile accesses in service, representing a net addition of 279.3 thousand accesses in the quarter. This figure represents 77.1% of the target of 1,087 thousand net additions estimated for 2006. At the end of 3Q06, BrT Móvel’s customer portfolio was 10.1% higher than that of 2Q06 and, compared to the same quarter of 2005, there was an 82.0% increase.

Customer Base Mix
By the end of September, the mobile plant was composed of 947.3 thousand postpaid plan subscribers (31.0% of BrT Móvel’s customer base) which showed the highest share in postpaid among the mobile telephony operators in Brazil.

Coverage	During 3Q06, BrT Móvel increased its coverage area to 810 locations, reaching 87% of the population in the Region II.

Market Share
By the end of 3Q06, BrT Móvel reached a 11.4% market share in its operating area, compared to 10.7% in 2Q06 and 7.0% in 2Q05 (2nd largest market share ever obtained by companies fourth entrant after 24 months of operations). BrT Móvel ranks third in terms of market share in the Federal District and in the States of Acre, Rondônia, Tocantins and Goiás.

DATA

Broadband

ADSL Accesses
During 3Q06, Brasil Telecom added 97.6 thousand accesses to its plant, amounting to 1,252.4 thousand broadband accesses in service by the end of September 2006, an 8.4% and 40.4% increase compared to 2Q06 and 3Q05, respectively.

The ADSL (ADSL/LES) penetration in 3Q06 reached 14.5%, compared to 12.3% in 2Q06 and 9.3% in 3Q05. This percentage is the highest one among the concessionaries.

Internet Providers

BrTurbo, iG and iBest
Internet Group, Brasil Telecom’s internet segment, a leading company in providing dialup access to internet in the Brazilian market, has approximately 3.1 million dial up internet active users, who, together, accounted for a traffic of 10.9 billion minutes in 3Q06, a growth of 5.5% compared to the traffic generated in 2Q06, when it reached 10.4 billion minutes Together, the three providers composing BrTI also have approximately 1.2 million customers of paid services, including the provision of broadband access and value- added services, compared to 1.1 million customers in 2Q06.

Internet Group reached 1 million broadband customers all over Brazil at the beginning of October 2006 (998 thousand customers at the end of 3Q06). The position of 3Q06 represents an increase of 13.5% over 879 thousand broadband customers in 2Q06.

iBest, the largest dialup access provider in the Region II, with a market share estimated at 53.7% in 3Q06, holds 1.4 million active users (dialup access).

iG generated, in 3Q06, a traffic of 5.5 billion minutes, against 5.0 billion minutes in the previous quarter, being the leader in volume of traffic generated in the Regions I and III of PGO (General Concession Plan), where most of its 1.9 million active users are situated. The customer base of broadband access of iG grew 71% compared to the same period of 2005 (3Q05), reaching 278 thousand customers at the end of 3Q06. When compared to 2Q06, the customer base of broadband access grew nearly 16%.

BrTurbo reached 712 thousand customers in the Region II at the end of 3Q06, a 50.5% growth compared to the same period of 2005 and a 12% growth compared to the previous quarter. Approximately 57.3% of broadband access customers were subscribers of BrTurbo in Region II, representing a 1.9 p.p. growth compared to 2Q06, positioning the provider as the market leader in its region.

ECONOMIC-FINANCIAL PERFORMANCE

Revenues

Local Service
The local service gross revenue reached R$1,735.1 million in 3Q06, 1.9% higher than that recorded in 2Q06. Out of the total of the local service revenue, 70.4% came from subscription and service measured revenue, and 28.4% represented revenues with VC-1 calls.

Gross revenue with VC-1 calls reached R$493.3 million in 3Q06, 3.6% higher than the one in 2Q06, reflecting the 3.1% increase of the traffic. Compared to 3Q05, the gross revenue with VC-1 calls was 10.0% lower, due to the 11.4% reduction in traffic. The fall trend of VC-1 traffic has been proved since the second half of 2005, as a reflection of the   aggressive promotional campaigns of mobile operators focused on mobile-mobile traffic.

In the third quarter, subscription gross revenue reached R$871.6 million, stable compared to the R$871.1 million recorded in 2Q06.

The gross revenue from service measured totaled R$350.0 million in 3Q06, 4.3% higher than the one in 2Q06, reflecting the growth of the exceeding pulses by 1.7%. Compared to 3Q05, the gross revenue with service measured was 12.5% lower, explained by the 13.2% reduction of the local traffic.

Public Telephony
Public telephony gross revenue reached R$135.5 million in 3Q06, 2.3% and 3.3% lower than the revenue reached in 2Q06 and 3Q05, respectively. The variation compared to 2Q06 is mainly explained by the 1.3% decrease in credits sales.

Long Distance
Gross revenue from LD services amounted to R$666.3 million in 3Q06, representing a 1.8% reduction compared to 2Q06. Despite the 1.0% increase in traffic, the larger sale of LD plans with franchise between quarters led to the revenue drop once it is not recorded as a LD revenue but as subscription revenue.

Interconnection
Interconnection revenue in 3Q06 was R$120.0 million, recording an increase of 20.4% compared to 2Q06 and a drop of 17.4% compared to 3Q05. Such increase was due to the recovery of the revenues related to the remuneration for the network use with other telephony operator, while the drop related to 3Q05 was due to the 19.1% reduction in interconnection fees in January 2006.

Data Communication
In 3Q06, gross revenue from data communication and other services of the main activity added up to R$616.1 million, a 9.5% increase compared to the previous quarter and a 23.6% growth compared to 3Q05. The ADSL revenue amounted to R$270.4 million, representing 43.9% of the total data communication. We stress the growth of network formation services (Interlan, Vetor, Serviço Plus, ATM) and the raise in ADSL accesses in service of 8.4% and 40.4% compared to 2Q06 and 3Q05, respectively.

Mobile Telephony
In 3Q06, mobile telephony consolidated gross revenue totaled R$375.7 million, R$309.9 million of which referred to services and R$65.7 million to handsets and accessories sales. The mobile telephony consolidated gross revenue in 3Q06 increased 44.2% compared to 2Q06 and 106.1% compared to 3Q05.

Compared to 2Q06 and 3Q05, the mobile telephony services gross revenue of 3Q06 increased by 62.3% and 174.6%, respectively, due to the increase in the customer portfolio and the effect of Anatel’s new rules (full bill), which established that every call between mobile operators would then be charged (previously, calls were only charged when the difference between the exiting and entering traffics of operators was higher than 55%).

The gross revenue from handsets and accessories sales was 5.4% lower than the one recorded in 2Q06.

Mobile Telephony ARPU
Total mobile telephony ARPU recorded in 3Q06 was R$35.6. ARPU referring to postpaid accesses was R$45.9 and ARPU related to prepaid accesses was R$30.9. Compared to 2Q06, ARPU increased by 37.0% due to full bill.

Consolidated Net Revenue	The consolidated net revenue of Brasil Telecom reached R$2,628.0 million in 3Q06, 7.2% and 2.0% higher than in 2Q06 and 3Q05, respectively.

Costs and Expenses

Operating Costs and Expenses
In 3Q06, operating costs   and expenses totaled R$2,385.8 million, against R$2,303.3 million in 2Q06 and R$2,482.4 million in 3Q05. The main items that influenced the variation of 3Q06 compared to 2Q06 were: other (+158.9%), interconnection (+16.9%), and third-party services (-7.7%) and provisions and losses (-6.2%).

Number of Employees
At the end of 3Q06, 5,132 employees worked in the fixed telephony segment of Brasil Telecom, compared to 5,384 in the previous quarter. BrT Móvel ended 3Q06 with 632 employees, the same number of 2Q06. By the end of June, 5,764 people worked in the Group, a 4.2% decrease compared to June.

Personnel
In 3Q06, personnel costs and expenses reached R$156.9 million, a 2.8% decrease compared to the previous quarter. This variation results from a reduction in the staff occurred in 1Q06 and the decrease in labor expenses related to this reduction.

Third-party Services
Costs and expenses with third-party services, excluding interconnection and advertising & marketing, totaled R$529.0 million in 3Q06, 7.7% lower than the amounts recorded in the previous quarter, justified by the decrease in costs and expenses with attorney’s services and call center.

Interconnection
Interconnection costs totaled R$562.0 million in 3Q06, a 16.9% increase and a 3.8% reduction compared to 2Q06 and 3Q05, respectively. The increase compared to the previous quarter is due to the new regulation that established full bill, replacing bill and keep, partially offset by the increase in the mobile operation scale.

Advertising and Marketing
Advertising & marketing expenses totaled R$39.2 million in 3Q06, a 7.2% decrease compared to 2Q06. The expenses of BrT Móvel related to advertising and marketing amounted to R$8.6 million, representing 22.0% of the Group’s total expenses related to advertising and marketing.

Accounts Receivable Losses (PCCR)/Operating Gross Revenue (ROB)	The Accounts Receivable Losses (PCCR) and the gross revenue ratio in 3Q06 was 2.4%, practically stable compared to the 2.3% in 2Q06 and totaled R$91.4 million in 3Q06, 8.4% higher than in 2Q06.

Provisions for Contingencies	In 3Q06, provisions for contingencies totaled R$119.2 million, a R$21.0 million decrease compared to 2Q06.

Materials	Material costs and expenses totaled R$100.1 million in 3Q06, a 4.9% decrease compared to 2Q06. Material costs and expenses of BrT Móvel totaled R$77.2 million, representing 77.2% of the total material costs and expenses recorded by the Group. Excluding material costs and expenses of BrT Móvel, material costs and expenses of Brasil Telecom reached R$22.8 million in 3Q06, against R$23.5 million in 2Q06 and R$22.4 million in 3Q05.

Other Operating Costs and Expenses/Revenues	Other operating costs and expenses amounted to R$122.2 million in 3Q06, a 158.9% increase compared to 2Q06, period in which the State and Federal taxes were recovered, causing a positive impact in 2Q06.

EBITDA

R$908.0 million EBITDA	Brasil Telecom’s consolidated EBITDA was R$908.0 million in 3Q06. The consolidated EBITDA margin reached 34.6% in 3Q06. In 2Q06, the EBITDA reached R$816.3 million, representing an EBITDA margin of 33.3%, while in 3Q05, EBITIDA reached R$754.1 million, representing an EBITDA margin of 29.3%. During the first 9 months of 2006, EBITDA was R$2,554.6 million, representing a 33.8% margin.

Except for the Full Bill effect, the EBITDA would be R$926.1 million and the EBITDA margin 36.3%. The change effect in the quarter was R$18.1 million, consequence of an impact of R$75.6 million in the net revenue and R$93.7 million in the cost.

EBITDA of BrT Móvel stood negative at R$20.3 million in 3Q06, representing a negative EBITDA margin of 5.7%. The performance of BrT Móvel in 3Q06 is linked to the scale gain obtained due to the increase in the subscriber base and to the customer acquisition cost (SAC), both in compliance with the goals established by Brasil Telecom. Except for the Full Bill effect, Brasil Telecom Móvel’s EBITDA would be R$2.2 million negative and the EBITDA margin would be 0.8% negative.

Indebtedness

Total Debt	By the end of September 2006, Brasil Telecom’s consolidated gross debt totaled R$4,842.5 million, 5.9% higher than that registered by the end of June.

Net Debt	Brasil Telecom closed 3Q06 with a cash of R$1,682.6 million, against R$1,175.0 million by the end of June. Additionally, in 3Q06, the Company had R$192.2 million referring to contractual retentions related to debt covenants and R$197.0 million related to short-term temporary investments. In 2Q06, the amount of contractual retentions was R$191.4 million and R$106.5 million in temporary investments. The consolidated net debt totaled R$ 2,770.7 million, 10.6% lower than that recorded in June 2006.

Long-term debt	In September, 7.1% of the total debt was allocated in the long term.

Accumulated Cost of Debt	The Company’s consolidated debt had in 3Q06 an accumulated cost of 12.3% p.a., equivalent to 78.5% of the CDI.

Financial Leverage	At the end of September 2006, Brasil Telecom’s financial leverage, represented by the ratio of its net debt to shareholders’ equity, was equal to 50.9%, against 57.7% in the previous quarter.

Investments

R$ Million

Investments in Permanent Assets	3Q06	2Q06	3Q06/2Q06
			(%)

Network Expansion	148.9	153.2	(2.8)
- Conventional Telephony	1.6	15.8	(89.7)
- Transmission Backbone	14.1	9.8	45.0
- Data Network	84.8	79.0	7.3
- Intelligent Network	0.7	0.1	656.2
- Network Management Systems	0.6	0.5	28.6
- Other Investments in Network Expansion	47.1	48.1	(2.0)
Network Operation	60.2	53.1	13.4
Public Telephony	4.6	1.9	137.0
Information Technology	23.0	14.8	55.1
Expansion Personnel	19.7	19.5	0.7
Other	59.3	32.1	84.9

Fixed Telephony Total	315.7	274.6	15.0

BrT Celular	109.0	60.3	80.7

Mobile Telephony Total	109.0	60.3	80.7

Total Investment	424.6	334.9	26.8

Investments in permanent assets
In 3Q06, Brasil Telecom investments totaled R$424.6 million, R$315.7 million of which were invested in fixed telephony and R$109.0 million in mobile telephony. Compared to 2Q06, investments had a 26.8% increase, and they are according to the investment schedule estimated for 2006.

-.-.-.-.-.-.-.-.-.-.-.-.-

09.01 - INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARIES/ASSOCIATED COMPANIES	3 - CNPJ - TAXPAYER REGISTER	4 - CLASSIFICATION	5 - OWNERSHIP % IN INVESTEE	6 - SHAREHOLDER’S EQUITY % IN PARENT COMPANY
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES IN CURRENT QUARTER (THOUSAND)		9 - NUMBER OF SHARES IN PRIOR QUARTER (THOUSAND)

01	14 BRASIL TELECOM CELULAR S.A.	05.423.963/0001-11	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	32.73
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		2,739		2,544

02	BRTI SERVIÇOS DE INTERNET S.A.	04.714.634/0001-67	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	12.41
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		675		403

03	MTH VENTURES DO BRASIL LTDA	02.914.961/0001-37	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	3.16
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		321,150		321,150

04	VANT TELECOMUNICAÇÕES S.A.	01.859.295/0001-19	SUBSIDIARY NON-PUBLICLY HELD COMPANY	99.99	-0.34
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		123,300		123,300

07	SANTA BÁRBARA DOS PINHAIS	04.014.081/0001-30	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	0.00
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		4		1

16.01 - OTHER INFORMATION WHICH THE COMPANY UNDERSTANDS RELEVANT

In compliance with the Corporate Governance Differentiated Practices Rules, the Company discloses the additional information below, related to the share control and structure:

1. OUTSTANDING SHARES

As of 09/30/2006	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect Shareholders	247,281,925,715	99.07	133,018,242,117	42.72	380,300,167,832	67.80
Management
Board of Directors	13	0.00	81,340,669	0.03	81,340,682	0.01
Directors	1	0.00	-	0.00	1	0.00
Fiscal Board	2	0.00	7,382	0.00	7,384	0.00
Treasury Shares	-	-	13,678,100,000	4.39	13,678,100,000	2.44
Other Shareholders	2,315,123,811	0.93	164,575,550,689	52.86	166,890,674,500	29.75
Total	249,597,049,542	100.00	311,353,240,857	100.00	560,950,290,399	100.00
Outstanding Shares in the Market	2,315,123,827	0.93	164,656,898,740	52.88	166,972,022,567	29.77

As of 09/30/2005	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect Shareholders	247,282,595,543	99.07	122,928,918,202	40.22	370,211,513,745	66.67
Management
Board of Directors	11	0.00	80,471,465	0.03	80,471,476	0.01
Directors	1	0.00	-	0.00	1	0.00
Fiscal Board	142	0.00	291	0.00	433	0.00
Treasury Shares	-	-	13,679,382,322	4.47	13,679,382,322	2.46
Other Shareholders	2,314,453,845	0.93	169,012,459,009	55.28	171,326,912,854	30.86
Total	249,597,049,542	100.00	305,701,231,289	100.00	555,298,280,831	100.00
Outstanding Shares in the Market	2,314,453,999	0.93	169,092,930,765	55.31	171,407,384,764	30.87

2. SHAREHOLDERS HOLDING OVER 5% OF THE VOTING CAPITAL (As of 09/30/2006)

The shareholders, who directly or indirectly, hold over 5% of the Company’s common and preferred shares are as follows:

Brasil Telecom S.A.	In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Brasil Telecom Participações S.A.	02.570.688-0001/70	Brazilian	247,276,381	99.07	120,911,021	38.83	368,187,402	65.64
Treasury Shares	-	-	-	-	13,678,100	4.39	13,678,100	2.44
Other	-	-	2,320,669	0.93	176,764,120	56.78	179,084,789	31.92
Total	-	-	249,597,050	100.00	311,353,241	100.00	560,950,291	100.00

Distribution of the Capital from Controlling Shareholders up to Individuals

Brasil Telecom Participações S.A.	In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Solpart Participações S.A.	02.607.736-0001/58	Brazilian	68,356,161	51.00	0	0.00	68,356,161	18.78
Previ	33.754.482-0001/24	Brazilian	6,895,682	5.14	7,840,963	3.41	14,736,645	4.05
BNDES Participações S.A.	00.383.281/0001-09	Brazilian	1,271,491	0.95	11,498,992	5.00	12,770,483	3.51
Treasury shares	-	-	1,480,800	1.10	-	-	1,480,800	0.41
Other	-	-	56,027,554	41.81	210,597,571	91.59	266,625,125	73.25
Total	-	-	134,031,688	100.00	229,937,526	100.00	363,969,214	100.00

Solpart Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Timepart Participações Ltda.	02.338.536-0001/47	Brazilian	509,991	0.02	-	-	509,991	0.02
Techold Participações S.A.	02.605.028-0001/88	Brazilian	1,318,229,979	61.98	-	-	1,318,229,979	61.98
Telecom Italia International N.V.	-	Italian	808,259,996	38.00	-	-	808,259,996	38.00
Other	-	-	35	0.00	-	-	35	0.00
Total	-	-	2,127,000,001	100.00	-	-	2,127,000,001	100.00

Timepart Participações Ltda.	In units of quotas
Name	General Taxpayers’ Register	Citizenship	Quotas	%
Privtel Investimentos S.A.	02.620.949.0001/10	Brazilian	208,830	33.10
Teleunion S.A.	02.605.026-0001/99	Brazilian	213,340	33.80
Telecom Holding S.A.	02.621.133-0001/00	Brazilian	208,830	33.10
Total	-	-	631,000	100.00

Privtel Investimentos S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Eduardo Cintra Santos	064.858.395-34	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Teleunion S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Luiz Raymundo Tourinho Dantas (estate)	000.479.025-15	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Telecom Holding S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Woog Family Limited Partnership	-	American	19,997	99.98	-	-	19,997	99.98
Other	-	-	3	0.02	-	-	3	0.02
Total	-	-	20,000	100.00	-	-	20,000	100.00

Techold Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Invitel S.A.	02.465.782-0001/60	Brazilian	1,061,443,255	100.00	341,898,149	100.00	1,403,341,404	100.00
Fábio de Oliveira Moser	777.109.677-87	Brazilian	1	0.00	-	-	1	0.00
Verônica Valente Dantas	262.853.205-00	Brazilian	1	0.00	-	-	1	0.00
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	1	0.00	-	-	1	0.00
Total	-	-	1,061,443,258	100.00	341,898,149	100.00	1,403,341,407	100.00

Invitel S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Fundação 14 de Previdência Privada	00.493.916-0001/20	Brazilian	92,713,711	6.269	-	-	92,713,711	6.269
Telos – Fund. Embratel de Segurid.	42.465.310-0001/21	Brazilian	33,106,348	2.239	-	-	33,106,348	2.239
Funcef – Fund. dos Economiários	00.436.923-0001/90	Brazilian	571,411	0.039	-	-	571,411	0.039
Petros – Fund. Petrobrás Segurid.	34.053.942-0001/50	Brazilian	55,903,360	3.78	-	-	55,903,360	3.78
Previ – Caixa Prev. Func. B. Brasil	33.754.482-0001/24	Brazilian	285,901,442	19.333	-	-	285,901,442	19.333
Zain Participações S.A.	02.363.918-0001/20	Brazilian	1,009,796,295	68.282	-	-	1,009,796,295	68.282
Citigroup Venture Capital International Brazil LP	-	Cayman Islands	302,945	0.02	-	-	302,945	0.02
Investidores Institucionais FIA	01.909.558-0001/57	Brazilian	419,917	0.028	-	-	419,917	0.028
Opportunity Fund	-	Virgin Islands	69,587	0.005	-	-	69,587	0.005
CVC Opportunity Invest. Ltda.	03.605.085-0001/20	Brazilian	14	0	-	-	14	0
Priv FIA	02.559.662-0001/21	Brazilian	37,778	0.003	-	-	37,778	0.003
Tele FIA	02.597.072-0001/93	Brazilian	35,417	0.002	-	-	35,417	0.002
Verônica Valente Dantas	262.853.205-00	Brazilian	1	0	-		1	0
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	1	0	-	-	1	0
Lênin Florentino de Faria	203.561.374-49	Brazilian	2	0	-	-	2	0
Ricardo Knoepfelmacher	351.080.021-49	Brazilian	1	0	-	-	1	0
Sérgio Spinelli Silva Júnior	111.888.088-93	Brazilian	1	0	-	-	1	0
Kevin Michael Altit	842.326.847-00	Brazilian	1	0	-	-	1	0
Fábio de Oliveira Moser	777.109.677-87	Brazilian	2	0	-	-	2	0
Sérgio Ros Brasil Pinto	010.833.047-80	Brazilian	1	0	-	-	1	0
Total	-	-	1,478,858,235	100.00	-	-	1,478,858,235	100.00

Zain Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Investidores Institucionais FIA	01.909.558-0001/57	Brazilian	552,668,015	45.850	-	-	552,668,015	45.850
Citigroup Venture Capital International Brazil LP	-	Cayman Islands	511,953,674	42.473	-	-	511,953,674	42.473
Opportunity Fund	-	Virgin Islands	108,497,504	9.001	-	-	108,497,504	9.001
Priv FIA	02.559.662-0001/21	Brazilian	28,765,247	2.386	-	-	28,765,247	2.386
Opportunity Lógica Rio Consultoria e Participações Ltda	01.909.405-0001/00	Brazilian	3,475,631	0.288	-	-	3,475,631	0.288
Tele FIA	02.597.072-0001/93	Brazilian	9,065	0.002	-	-	9,065	0.002
Opportunity Equity Partners Administradora de Recursos Ltda.	01.909.405-0001/00	Brazilian	2	0.000	-	-	2	0.000
Opportunity Investimentos Ltda.	03.605.085-0001/20	Brazilian	15	0.000	-	-	15	0.000
Verônica Valente Dantas	262.853.205-00	Brazilian	603	0.000	-	-	603	0.000
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	90	0.000	-	-	90	0.000
Danielle Silbergleid Ninio	016.744.087-06	Brazilian	2	0.000	-	-	2	0.000
Daniel Valente Dantas	063.917.105-20	Brazilian	2	0.000	-	-	2	0.000
Eduardo Penido Monteiro	094.323.965-68	Brazilian	431	0.000	-	-	431	0.000
Ricardo Wiering de Barros	806.663.027-15	Brazilian	2	0.000	-	-	2	0.000
Pedro Paulo Elejalde de Campos	264.776.450-68	Brazilian	3	0.000	-	-	3	0.000
Renato Carvalho do Nascimento	633.578.366-53	Brazilian	3	0.000	-	-	3	0.000
Sérgio Spinelli Silva Júnior	111.888.088-93	Brazilian	1	0.000	-	-	1	0.000
André Rizzi de Oliveira	135.529.508-42	Brazilian	1	0.000	-	-	1	0.000
Alberto Ribeiro Guth	759.014.807-59	Brazilian	1	0.000	-	-	1	0.000
Hiram Bandeira Pagano Filho	085.074.717-14	Brazilian	1	0.000	-	-	1	0.000
Mariana Sarmento Meneghetti	069.991.807-33	Brazilian	1	0.000	-	-	1	0.000
Ricardo Knoepfelmacher	351.080.021-49	Brazilian	1	0.000	-	-	1	0.000
Sérgio Ros Brasil Pinto	010.833.047-80	Brazilian	1	0.000	-	-	1	0.000
Kevin Michael Altit	842.326.847-00	Brazilian	1	0.000	-	-	1	0.000
Total	-	-	1,205,370,297	100.00	-	-	1,205,370,297	100.00

17.01 – SPECIAL REVIEW REPORT – UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Management and Shareholders of
Brasil Telecom S.A.
Brasília - DF

1. We have performed a special review of the accompanying interim financial statements of Brasil Telecom S.A. and subsidiaries (Company and consolidated), consisting of the balance sheets as of September 30, 2006, and the related statements of income for the quarter and nine-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with certain officials of the Company who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. We conducted our special review for the purpose of issuing a review report on the mandatory interim financial statements. Supplemental disclosure of cash flow information is presented for purposes of additional analysis. Such supplemental information for the nine-month period ended September 30, 2006 has been subjected to the same review procedures applied to the interim financial statements and, based on our special review, we are not aware of any material modifications that should be made to the statement of cash flows for it to be presented fairly, in all material respects, in relation to the interim financial statements taken as a whole.

5. The individual and consolidated balance sheets as of June 30, 2006, presented for comparative purposes, were reviewed by us and our review report thereon, dated July 31, 2006, was unqualified. In addition, the statements of income for the quarter and nine-month period ended September 30, 2005 and the statement of cash flows for the nine-month period ended September 30, 2005, presented for comparative purposes, were reviewed by other independent auditors, whose review report thereon, dated November 4, 2005, was unqualified and contained an emphasis of matter paragraph regarding the agreement entered into on April 28, 2005, establishing the merger of the subsidiary 14 Brasil Telecom Celular S.A. into Tim Brasil Serviços e Participações S.A., as mentioned in note 5 (i) to the interim financial statements.

6. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, October 31, 2006

DELOITTE TOUCHE TOHMATSU	Marco Antonio Brandão Simurro
Auditores Independentes	Engagement Partner

INDEX

ANNEX	FRAME	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	ADDRESS OF COMPANY’S HEADQUARTERS	1
01	03	INVESTOR RELATIONS OFFICER - (Address for correspondence to Company)	1
01	04	REFERENCE / INDEPENDENT ACCOUNTANT	1
01	05	COMPOSITION OF ISSUED CAPITAL	2
01	06	COMPANY’S CHARACTERISTICS	2
01	07	SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	ISSUED CAPITAL AND CHANGES IN CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET – LIABILITIES	5
03	01	STATEMENT OF INCOME	7
04	01	NOTES TO THE FINANCIAL STATEMENTS	9
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	68
06	01	CONSOLIDATED BALANCE SHEET – ASSETS	69
06	02	CONSOLIDATED BALANCE SHEET – LIABILITIES	70
07	01	CONSOLIDATED STATEMENT OF INCOME	72
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	74
09	01	INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	82
16	01	OTHER INFORMATION WHICH THE COMPANY UNDERSTANDS RELEVANT	83
17	01	SPECIAL REVIEW REPORT – UNQUALIFIED	87
		14 BRASIL TELECOM CELULAR S.A.
		BRTI SERVIÇOS DE INTERNET S.A.
		MTH VENTURES DO BRASIL LTDA.
		VANT TELECOMUNICAÇÕES S.A
		SANTA BÁRBARA DOS PINHAIS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 08, 2006

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.